Filed pursuant to Rule 424(b)(3)

Registration No. 333-261852

PROSPECTUS SUPPLEMENT NO. 3

(to Prospectus dated January 5, 2022)

Cadre Holdings, Inc.

27,483,350 Shares of Common Stock

This prospectus supplement supplements the prospectus dated January 5, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-261852). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on May 5, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.  The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 27,483,350 shares of our common stock, $0.0001 par value per share (“Common Stock”). We will not receive any proceeds from the sale of shares of Common Stock by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement.

Our registration of the securities covered by the Prospectus and this prospectus supplement does not mean that the Selling Securityholders will offer or sell any of the shares. The Selling Securityholders may sell the shares of Common Stock covered by the Prospectus and this prospectus supplement in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution.”

Our Common Stock is listed on The New York Stock Exchange under the symbol “CDRE”. On May 5, 2022, the closing price of our Common Stock was $25.55.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 11 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 5, 2022.

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 3, 2022

CADRE HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40698	38-3873146
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification Number)

13386 International Pkwy	32218
Jacksonville, Florida	(Zip Code)
(Address of principal executive offices)

Registrant’s telephone number, including area code: (904) 741-5400

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $.0001	CDRE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☒	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

On May 3, 2022, Safariland, LLC (“Safariland”), a Delaware limited liability company and wholly owned subsidiary of Cadre Holdings, Inc. (the “Company”), entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Cyalume Technologies Holdings, Inc., a Delaware corporation (“Seller”), to acquire each of Cyalume Technologies, Inc., a Delaware corporation (“Cyalume”), CT SAS Holdings, Inc., a Delaware corporation (“CT SAS”), and Cyalume Technologies SAS, a French simplified stock corporation and a wholly-owned subsidiary of CT SAS (“Cyalume SAS” and, together with Cyalume and CT SAS, the “Group Companies”). The Group Companies are engaged in the design and manufacture of proprietary chemical illumination solutions for a diverse range of products, including light sticks, infrared products, safety markings and non-pyrophoric training ammunition.

Pursuant to the terms of the Purchase Agreement by and between Safariland and Seller, Safariland agreed to acquire the Group Companies (the “Acquisition”) for an aggregate purchase price of $35,000,000 in cash, subject to customary working capital adjustments in accordance with the terms of the Purchase Agreement.

The Purchase Agreement includes customary (i) representations and warranties of the parties, (ii) covenants, including covenants with respect to actions to be taken prior to the closing, and (iii) post-closing indemnities. Safariland has obtained a representation and warranty insurance policy that will provide coverage for certain losses incurred as a result of breaches of certain specified representations and warranties of Seller contained in the Purchase Agreement, provided that the recovery under such policy is subject to a retention amount, exclusions, policy limits and certain other terms and conditions, all as more fully described in the Purchase Agreement.

The obligations of the parties to consummate the Acquisition are subject to satisfaction or waiver of customary closing conditions, including (i) the absence of any law, order or other legal restriction restraining or prohibiting the transactions contemplated by the Purchase Agreement, (ii) the absence of any proceeding that would restrain or prohibit the transactions contemplated by the Purchase Agreement, (iii) the accuracy of the representations and warranties of the parties to the Purchase Agreement (subject to customary materiality qualifications), (iv) the absence of any material adverse effect (as defined in the Purchase Agreement) with respect to business of the Group Companies taken as a whole, (v) the delivery of various documents by Safariland and the Seller, and (vi) other customary closing conditions.

The Purchase Agreement also contains certain rights to terminate the Purchase Agreement prior to the closing, including (a) by mutual consent of the parties and (b) by either party if (i) a governmental entity or other organization takes final, non-appealable action prohibiting the Acquisition or enacts any law that makes consummation of the closing illegal or otherwise prohibited, (ii) the other party materially breaches the Purchase Agreement (under certain circumstances and after a cure period) or (iii) the Closing has not occurred on or before July 1, 2022.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is included as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The Purchase Agreement included as an exhibit is intended to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or the Group Companies or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of that agreement and as of specific dates; were made solely for the benefit of the parties to that agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures; may not have been intended to be statements of fact, but rather, as a method of allocating contractual risk and governing the contractual rights and relationships between the parties to that agreement; and may be subject to standards of materiality applicable to contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or the Group Companies or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 2.01.	Completion of Acquisition or Disposition of Assets.

On May 4, 2022, the Company through Safariland, acquired 100% of the issued and outstanding capital stock of the Group Companies pursuant to the Purchase Agreement, for an aggregate purchase price of $35,000,000 in cash, subject to customary working capital adjustments in accordance with the terms of the Purchase Agreement.

The disclosure set forth in Item 1.01 of this Report with respect to the Purchase Agreement is incorporated by reference into this Item 2.01.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

Exhibit	Description
2.1	Stock Purchase Agreement dated May 3, 2022, by and between Safariland, LLC and Cyalume Technologies Holdings, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:    May 5, 2022

CADRE HOLDINGS, INC.

By:	/s/ Blaine Browers
Name:	Blaine Browers
Title:	Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and between

SAFARILAND, LLC

AND

CYALUME TECHNOLOGIES HOLDINGS, INC.

Dated as of May 3, 2022

i

ii

iii

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement, dated as of May 3, 2022 (this “Agreement”), is made by and between Cyalume Technologies Holdings, Inc., a Delaware corporation (“Seller”), and Safariland, LLC, a Delaware limited liability company (“Buyer”). Capitalized terms used herein shall have the meanings assigned to such terms in the text of this Agreement or in Section 10.1.

R E C I T A L S:

WHEREAS, Seller owns all of the issued and outstanding capital stock of each of (i) Cyalume Technologies, Inc., a Delaware corporation (“Cyalume”), and (ii) CT SAS Holdings, Inc., a Delaware corporation (“CT SAS”);

WHEREAS, CT SAS owns all of the issued and outstanding capital stock, which is not represented by certificates, of Cyalume Technologies SAS, a French simplified stock corporation (“Cyalume SAS” and, together with Cyalume and CT SAS, the “Group Companies”);

WHEREAS, the Group Companies are engaged in the Business; and

WHEREAS, Buyer wishes to purchase the Shares from Seller, and Seller wishes to sell the Shares to Buyer, upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, promises and agreements hereinafter set forth, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties to this Agreement, intending to be legally bound, hereby agree as follows:

Article 1
Sale and Purchase of Shares

Section 1.1         Sale and Purchase of Shares. Subject to the terms and conditions hereof, at the Closing, Seller shall sell, grant, convey, transfer, deliver and assign the Shares to Buyer and Buyer shall purchase, acquire and accept from Seller, all of Seller’s right, title and interest in and to the Shares, for an aggregate purchase price equal to $35,000,000.00 (the “Initial Purchase Price”), payable as set forth in Section 1.3 and subject to adjustment as set forth in Section 1.4.

Section 1.2         Closing. The closing of the sale and purchase of the Shares (the “Closing”) shall take place remotely by electronic transmission at 10:00 a.m., on the third (3rd) Business Day immediately following the satisfaction or waiver of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or such other time and place as mutually agreed upon between the parties. All Contemplated Transactions to occur at the Closing shall be deemed to have occurred simultaneously at the Effective Time. The actual date and time of the Closing is referred to herein as the “Closing Date.” At the Closing:

(a)            Buyer shall pay, or cause to be paid, to Seller the Closing Payment in accordance with Section 1.3(a);

(b)            Seller shall deliver to Buyer such original stock transfers, stock certificates (or local legal equivalent) and other documents evidencing or otherwise necessary to give effect to the transfer of the Shares by Seller in form reasonably acceptable to Buyer, and in the case of certificated Shares, each duly endorsed in blank, or accompanied by stock powers duly executed in blank, in each case in form reasonably acceptable to Buyer and duly executed by Seller (the “Stock Powers”);

(c)            each of Seller and Buyer shall execute and deliver the Transition Services Agreement;

(d)            each of Seller and Buyer shall execute and deliver the Toll Manufacturing Agreement;

(e)            Seller shall deliver to Buyer lien releases and guarantee releases under any Funded Indebtedness under which any of the Group Companies are obligated, including, without limitation, duly executed copies of the documentation (in form and substance reasonably satisfactory to Buyer) providing for the release and discharge of all Liens over the Shares and the properties and assets of the Group Companies and authorizing Buyer (or its designee) to file any necessary UCC-3, other termination statements or similar documents, with respect thereto;

(f)            Seller shall deliver to Buyer a duly executed original IRS Form W-9, which pursuant to Treasury Regulations Section 1.1445-2(b)(2)(v) will constitute a certificate of non-foreign status for purposes of Treasury Regulations Section 1.1445-2(b)(2)(i), in form and substance reasonably satisfactory to Buyer;

(g)            Seller shall deliver to Buyer duly executed resignations, effective as of the Closing, in form and substance reasonably satisfactory to Buyer, of each officer and director of the Group Companies that Buyer has requested to resign (if any) by providing notice of the same in writing to the Seller at least three (3) Business Days prior to the Closing;

(h)            Seller shall deliver to Buyer, if and to the extent not already in the possession of the Group Companies, the original books and records of each of the Group Companies; and

(i)            each of Seller and Buyer shall execute and deliver to the other party all such other documents and instruments as such party is required to execute and deliver in connection with the Closing pursuant to this Agreement or as may be reasonably necessary to consummate the Contemplated Transactions.

Section 1.3         Closing Payments.

(a)            At the Closing, Buyer shall pay, or cause to be paid, to Seller, by wire transfer of immediately available funds to an account designated by Seller at least three (3) Business Days prior to the Closing Date, an amount (the “Closing Payment”) equal to (i) the Initial Purchase Price, plus (ii) the amount of the Estimated Closing Cash, minus (iii) the amount of the Estimated Group Companies Transaction Expenses, plus (iv) the amount, if any, by which Estimated Closing Working Capital exceeds Target Working Capital, minus (vi) the amount, if any, by which Target Working Capital exceeds Estimated Closing Working Capital, minus (vii) the amount of the Estimated Closing Indebtedness.

(b)            The Closing Payment shall be subject to adjustment following the Closing as set forth in and determined pursuant to Section 1.4.

Section 1.4         Purchase Price Adjustment.

(a)            Closing of the Books as of the Effective Time. In preparation for the Closing, Seller shall use its commercially reasonable efforts to cause the Group Companies to effect a full balance sheet closing as of the Effective Time, as if the day on which the Effective Time falls were the last day of a fiscal period for the Group Companies.

(b)            Pre-Closing Adjustment. At least three (3) Business Days prior to the Closing Date, Seller shall prepare (or cause to be prepared) and deliver to Buyer a statement (the “Estimated Closing Statement”) consisting of (i) an unaudited consolidated balance sheet of the Group Companies as of the Effective Time, prepared in good faith and strictly in accordance with the Applicable Accounting Principles (the “Estimated Closing Balance Sheet”), (ii) an estimated calculation in reasonable detail of the Closing Cash (the “Estimated Closing Cash”), (iii) an estimated calculation in reasonable detail of the Group Companies Transaction Expenses (the “Estimated Group Companies Transaction Expenses”), (iv) an estimated calculation in reasonable detail of the Closing Working Capital (the “Estimated Closing Working Capital”) derived from the Estimated Closing Balance Sheet, (v) an estimated calculation in reasonable detail of the Closing Indebtedness (the “Estimated Closing Indebtedness”), and (vi) a calculation of the Closing Payment. The Estimated Closing Statement shall be prepared in good faith in accordance with the Applicable Accounting Principles and calculated consistently with the example calculation set forth on Exhibit A as well as the provisions of this Agreement and will be accompanied by reasonably detailed supporting calculations and documentation of the amounts reflected on the Estimated Closing Statement. Any currency conversions made in preparation of the foregoing will be made at the Period End Rate as of the Closing Date. Following delivery of the Estimated Closing Statement, the parties shall reasonably and promptly cooperate in good faith (including providing reasonable access to applicable information, personnel and representatives) to resolve any disputes with respect to any items set forth on the Estimated Closing Statement; provided, however, that, if any such dispute with respect to any such item cannot be resolved prior to the Closing, the amounts set forth for such item in the Estimated Closing Statement shall apply with respect to the payment in Section 1.3 (without prejudice to any rights of Seller and Buyer under this Agreement).

(c)            Closing Statement. Within ninety (90) days following the Closing Date (the “Delivery Period”), Buyer shall prepare (or cause to be prepared) and deliver to Seller a statement (the “Closing Statement”), consisting of (i) an unaudited consolidated balance sheet of the Group Companies as of the Effective Time (the “Closing Balance Sheet”), (ii) a calculation in reasonable detail of the Closing Cash, (iii) a calculation in reasonable detail of the Group Companies Transaction Expenses, (iv) a calculation in reasonable detail of the Closing Working Capital, (v) a calculation in reasonable detail of the Closing Indebtedness, and (v) a calculation of the amount, if any, payable pursuant to Section 1.4(h). The Closing Statement shall be prepared in good faith in accordance with the Applicable Accounting Principles and the provisions of this Agreement. Any currency conversions made in preparation of the foregoing will be made at the Period End Rate as of the Closing Date.

(d)            Dispute Notice. Seller shall have thirty (30) calendar days from the date on which the Closing Statement is received (“Review Period”) to review the Closing Statement. The Closing Statement shall become final, binding and conclusive upon Seller and Buyer on the thirtieth (30th) day following Seller’s receipt of the Closing Statement, unless prior to such thirtieth (30th) day Seller delivers to Buyer a written notice (a “Dispute Notice”) stating that Seller believes the Closing Statement contains mathematical errors or was not prepared in accordance with the Applicable Accounting Principles and the provisions of this Agreement and specifying in reasonable detail, the specific items in dispute, a reasonable basis for such dispute and the amount of any adjustment to the related amount in the Closing Statement proposed by Seller (each, a “Disputed Item”). Seller shall not challenge the Closing Statement on any other basis, and Seller shall be deemed to have agreed with all other items and amounts contained in the Closing Statement delivered pursuant to Section 1.4(c). If Seller does not deliver a Dispute Notice on or before the final day of the Review Period, then Seller shall be deemed to have irrevocably accepted such Closing Statement, which shall be final and binding on the parties.

(e)            Resolution Period. If Seller delivers a Dispute Notice, then Buyer and Seller shall use commercially reasonable efforts to seek in good faith to resolve the Disputed Items during the thirty (30)-day period beginning on the date Buyer receives the Dispute Notice (the “Resolution Period”). If Buyer and Seller reach agreement with respect to any Disputed Items, then the parties shall memorialize such resolution in a writing signed by the parties, which shall be conclusive and binding on the parties as to the resolved Disputed Items, and the Closing Statement shall be modified to reflect such resolution.

(f)            Independent Accountant. If Buyer and Seller are unable to resolve all of the Disputed Items during the Resolution Period, then Buyer and Seller shall jointly engage and submit the unresolved Disputed Items (the “Unresolved Items”) to the Independent Accountant; provided that if Buyer and Seller do not appoint an Independent Accountant within ten (10) days after the end of the Resolution Period, they shall (and, failing joint action, either of them may independently) request the American Arbitration Association to appoint as the Independent Accountant a partner in the New York office of a nationally recognized independent registered public accounting firm that has not had a material relationship with Buyer, Seller or any of the Group Companies within the preceding two (2) years, and such appointment shall be final, binding and conclusive on Buyer and Seller. The Independent Accountant shall act as an expert and not as an arbitrator to determine, based solely on presentations by Buyer and Seller and not by independent review, only the Unresolved Items still in dispute and shall be limited to those adjustments, if any, required to be made for the Closing Statement to comply with the provisions of this Agreement. The parties shall agree, promptly after the Independent Accountant has been appointed, on procedures governing the resolution of any dispute by the Independent Accountant, provided that if the parties fail to agree on such procedures, the dispute resolution procedures of the American Arbitration Association shall govern. Buyer and Seller shall use their commercially reasonable efforts to cause the Independent Accountant to issue its written determination regarding the Unresolved Items within thirty (30) days after such items are submitted for review. The Independent Accountant shall make a determination with respect to the Unresolved Items only and in a manner consistent with this Section 1.4, the Applicable Accounting Principles and the provisions of this Agreement, and in no event shall the Independent Accountant’s determination of the Unresolved Items be for an amount that is outside the range of Buyer’s and Seller’s disagreement. Each party shall use its commercially reasonable efforts to furnish to the Independent Accountant such work papers and other documents and information pertaining to the Unresolved Items as the Independent Accountant may reasonably request. The determination of the Independent Accountant shall be final, binding and conclusive upon Buyer and Seller absent manifest error, and Buyer shall revise the Closing Statement to reflect such determination upon receipt thereof. The fees, expenses and costs of the Independent Accountant shall be borne by Buyer and Seller, respectively, in the same proportion as the aggregate amount of the Unresolved Items that is unsuccessfully disputed by each (as determined by the Independent Accountant) bears to the total amount of the Unresolved Items submitted to the Independent Accountant.

(g)            Access to Information. Each party shall use its commercially reasonable efforts to provide promptly to the other party all information and reasonable access to employees of the Group Companies as such other party shall reasonably request in connection with review of the Estimated Closing Statement, the Closing Statement or the Dispute Notice, as the case may be, including all work papers of the accountants who audited, compiled or reviewed such statements or notices (subject to Buyer and its representatives entering into any undertakings required by Seller’s accountants in connection herewith), and shall otherwise cooperate in good faith with such other party to arrive at a final determination of the Closing Statement.

(h)            Final Adjustment. Within two (2) Business Days after the Closing Statement is finalized pursuant to clause (d), (e) or (f) of this Section 1.4:

(i)            (A) if the Closing Working Capital exceeds the Estimated Closing Working Capital, Buyer shall pay (or cause to be paid) to Seller an amount equal to such excess, or (B) if the Closing Working Capital is less than the Estimated Closing Working Capital, Seller shall pay (or cause to be paid) to Buyer an amount equal to such shortfall;

(ii)            (A) if the Closing Cash exceeds the Estimated Closing Cash, Buyer shall pay (or cause to be paid) to Seller an amount equal to such excess, or (B) if the Closing Cash is less than the Estimated Closing Cash, Seller shall pay (or cause to be paid) to Buyer an amount equal to such shortfall;

(iii)            (A) if the Group Companies Transaction Expenses exceed the Estimated Group Companies Transaction Expenses, Seller shall pay (or cause to be paid) to Buyer an amount equal to such excess, or (B) if the Group Companies Transaction Expenses are less than the Estimated Group Companies Transaction Expenses, Buyer shall pay (or cause to be paid) to Seller an amount equal to such shortfall; and

(iv)            (A) if the Closing Indebtedness exceeds the Estimated Closing Indebtedness, Seller shall pay (or cause to be paid) to Buyer an amount equal to such excess, or (B) if the Closing Indebtedness is less than the Estimated Closing Indebtedness, Buyer shall pay (or cause to be paid) to Seller an amount equal to such shortfall;

provided, that all amounts to be paid (or caused to be paid) by Buyer to Seller, or by Seller to Buyer, as applicable, pursuant to this Section 1.4(h) shall be aggregated to arrive at a net amount and only a single payment shall be made by the parties pursuant to this Section 1.4(h), which payment shall be from Buyer to Seller, or from Seller to Buyer, as applicable. The Purchase Price as adjusted pursuant to this Section 1.4 is referred to as the “Purchase Price.”

(i)            Method of Payment, Interest, etc. Any amount paid in respect of adjustments to the Initial Purchase Price made pursuant to this Section 1.4 shall be (i) increased by interest on such amount, accrued daily at the Interest Rate based on the actual number of days elapsed from the Closing Date to and including the date of payment and a 365-day year, and compounded annually, (ii) paid by wire transfer of immediately available funds to an account designated by the receiving party and (iii) treated as an adjustment to the Purchase Price for Tax reporting purposes, unless otherwise required by applicable Tax Laws.

(j)            Indemnification Not Affected. Buyer’s rights to indemnification pursuant to Section 9.2 shall not be deemed to limit, supersede or otherwise affect, or be limited, superseded or otherwise affected by, Buyer’s rights under this Section 1.4, except to the extent any Loss is expressly taken into account in the finalized Closing Statement.

Section 1.5      Withholding. Notwithstanding any other provision of this Agreement, and for the avoidance of doubt, (a) each payment made pursuant to this Agreement shall be made net of any Taxes required by applicable Law to be deducted or withheld from such payment, and (b) any amounts deducted or withheld from any such payment shall be remitted to the applicable taxing authority and, when so remitted, shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Article 2
Representations and Warranties of Seller

Except as set forth in the applicable section or subsection of the Disclosure Schedule, Seller represents and warrants to Buyer, as of the date hereof and as of the Closing Date, as follows:

Section 2.1         Corporate Status.

(a)            Each of the Group Companies has been duly organized, is validly existing and in good standing under the Laws of its jurisdiction of organization and has all necessary corporate or other applicable entity power, as the case may be, and authority to own or lease its properties and to conduct the Business as it is now being conducted. Each of the Group Companies is duly qualified to do business as a foreign limited liability company or corporation, as the case may be, and is in good standing in each jurisdiction in which the nature or conduct of the Business or the properties owned, leased or operated by it makes such qualification necessary, except for failures to be so qualified or in good standing that would not, have a Material Adverse Effect.

(b)            Seller has delivered to Buyer complete copies of the Organizational Documents of each of the Group Companies as currently in effect, and no Group Company is in violation of any provision of such Organizational Documents.

Section 2.2         Corporate Authorization.

(a)            Seller has all requisite corporate power and authority to sell, grant, convey, transfer, deliver and assign the Shares to Buyer as contemplated by this Agreement, execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions. The execution and delivery of this Agreement and the Ancillary Agreements, the performance of Seller’s obligations hereunder and thereunder and the consummation of the Contemplated Transactions hereby and thereby have been duly authorized by all requisite corporate action or other applicable legal entity action of Seller, and, upon such authorization, no other corporate or shareholder proceedings or actions are necessary to authorize and consummate this Agreement, the Ancillary Agreements or the Contemplated Transactions. Seller has duly executed and delivered this Agreement and each of the Ancillary Agreements. Assuming due authorization, execution and delivery by Buyer, this Agreement and each Ancillary Agreement constitutes the legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except as enforceability may be limited by the Remedies Exception.

(b)            The execution and delivery of this Agreement and the Ancillary Agreements by Seller, the performance of its obligations hereunder and thereunder, and the consummation of the Contemplated Transactions, require no action by or in respect of, filing with or other Consent of, any Governmental Authority and/or any Person, other than the Consents from and filings with the Governmental Authorities and/or Persons set forth in Section 2.2(b) of the Disclosure Schedule.

Section 2.3         Non-Contravention. The execution and delivery of this Agreement and the Ancillary Agreements by Seller and the performance of its obligations hereunder and thereunder do not and will not (a) contravene, violate, conflict with or breach, or require any Consent under, any provision of the Organizational Documents of Seller or any of the Group Companies, (b) assuming compliance with any matters referred to in Section 2.2(b) of the Disclosure Schedule, contravene, conflict with, violate, result in any violation or breach of, or require any consent, waiver or approval under, any Order against or binding upon Seller, the Group Companies or with respect to the Business; (c) contravene, conflict with, violate, result in any violation or breach of, or require any Consent under, any Law applicable to Seller with respect to the Business, the Group Companies or to which any of the assets of the Business are subject; (d) require any consent of or other action by any Person; (e) result in a breach of, constitute a default under, or result in the termination, cancellation, acceleration or modification (whether after the filing of notice, lapse of time or both) of, any Material Contract, Material Government Contract; Permit or privacy policy, or (f) result in the creation or imposition of any Lien other than Permitted Liens on any assets of the Group Companies and/or the Business, other than, in the case of foregoing clause (b), (c), (d), (e) or (f), conflicts, violations, breaches, defaults, terminations, cancellations, modifications, accelerations, losses or Liens that would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Group Companies, taken as a whole, or materially impair the ability of Seller to consummate the Contemplated Transactions.

Section 2.4         Capitalization; Title to Shares.

(a)            All of the issued and outstanding Shares of each of the Group Companies have been duly authorized, validly issued, are fully paid and nonassessable (with respect to jurisdictions that recognize such concept) and have not been issued in violation of any preemptive or similar rights. The Shares are the only Equity Securities of each Group Company issued and outstanding. Seller owns good and valid marketable title to all of the Shares of Cyalume and CT SAS and CT SAS owns good and valid marketable title to all of the Shares of Cyalume SAS, in each case beneficially and of record, free and clear of any Lien. There are no limitations or restrictions on any of Seller’s right to transfer such Shares of Cyalume and CT SAS to Buyer pursuant to this Agreement. Upon delivery of and payment for the Shares at the Closing, Buyer will acquire good and valid marketable title to all of such Shares, free and clear of any Lien, and CT SAS will retain good and valid marketable title to all of the Shares of Cyalume SAS, beneficially and of record, free and clear of any Lien.

(b)            Section 2.4(b) of the Disclosure Schedule sets forth, the jurisdiction of incorporation, formation or organization, the total number of authorized, issued and outstanding Equity Securities of each of the Group Companies (including the Shares), and the record and beneficial holders of such Shares, and there are no other authorized, issued or outstanding Equity Securities of any of the Group Companies. Except for the Equity Securities held by CT SAS of Cyalume SAS, none of the Group Companies own any Equity Securities (including any securities exercisable or exchangeable for or convertible into Equity Securities) in any other Person.

(c)            Except as set forth in Section 2.4(c) of the Disclosure Schedule, with respect to each of the Group Companies, there are no outstanding (i) Equity Securities in such Group Company, (ii) securities of such Group Company convertible into or exercisable or exchangeable for Equity Securities in such Group Company or evidencing the right to purchase any of the Equity Securities of any of the Group Companies, (iii) options or other rights or agreements, commitments or understandings of any kind to acquire from such Group Company, or other obligation of Seller or such Group Company to issue, transfer or sell, any Equity Securities in such Group Company or securities convertible into or exercisable or exchangeable Equity Securities in such Group Company, (iv) voting trusts, proxies or other similar agreements or understandings to which Seller or such Group Company is a party or by which Seller or such Group Company is bound with respect to the voting of any voting or equity interests in such Group Company, or (v) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any Equity Securities in such Group Company.

(d)            Other than Cyalume SAS, Cyalume and CT SAS do not hold, directly or indirectly, any Equity Securities of, and do not control and have not made any investment in, directly or indirectly, any Person. Cyalume SAS does not hold, directly or indirectly, any Equity Securities of, and does not control and has not made any investment in, directly or indirectly, any Person.

Section 2.5         Financial Statements.

(a)            Set forth in Section 2.5 of the Disclosure Schedule are the following financial statements (collectively, the “Financial Statements”): (i) the unaudited consolidated balance sheet of the Group Companies as of December 31, 2021, and the related unaudited consolidated statement of income of the Group Companies for the twelve (12)-month period then ended; (ii) the unaudited consolidated balance sheet of the Group Companies as of March 31, 2022 (the “Recent Balance Sheet”); and (iii) the related unaudited consolidated statement of income of the Group Companies for the three (3)-month period then ended.

(b)            The balance sheets included in the Financial Statements fairly present in all material respects the financial position of the Group Companies as of its date, and the statements of income included in the Financial Statements fairly present in all material respects the financial condition and results of operations of the Group Companies for the period set forth therein, in each case, in accordance with the accounting policies of the Group Companies and with GAAP, consistently applied during the periods involved, except (i) for normal quarter-end and year-end audit adjustments, and (ii) that the Financial Statements do not contain footnote disclosures required by GAAP.

(c)            As of the date hereof, the Group Companies do not have Liabilities of any nature whatsoever (whether absolute, accrued, contingent or otherwise, and whether due or to become due), except (i) Liabilities reflected on the Financial Statements, (ii) Liabilities incurred in the ordinary course of the Business since March 31, 2022, none of which are or would reasonably be expected to be material, individually or in the aggregate, to the Group Companies, taken as a whole, and (iii) Liabilities incurred in connection with the Contemplated Transactions.

(d)            The accounts receivable of the Group Companies recorded in the Recent Balance Sheet have arisen from bona fide transactions entered into in the ordinary course of business. No Person has any Lien, other than a Permitted Lien, on any accounts receivable of the Business. The accounts receivable of the Group Companies are not subject to any material claim of offset, recoupment, set off or counterclaim. Since the date of the Recent Balance Sheet, the accounts receivable of the Group Companies have been collected in the ordinary course of business consistent with past practice.

(e)            The Group Companies have good, valid and marketable title, free and clear of any Liens, other than Permitted Liens, to all raw materials, work-in-process, finished goods inventory, packaging and labels or in-transit inventory (collectively, the “Inventory”) owned by the Group Companies. The Inventory is valued at the lower of cost or market determined in accordance with the accounting policies of the Group Companies, consistently applied during the periods involved. The Inventory (i) consists of a quality and quantity usable, merchantable and fit for the purpose for which it was purchased or manufactured; (ii) is not damaged or defective; and (iii) is salable in the ordinary course of business, in each case subject to reserves reflected on the Recent Balance Sheet, as such reserves may be adjusted in a manner consistent with the accounting policies of the Group Companies.

Section 2.6         Absence of Certain Changes. Since the date of the Recent Balance Sheet through the date of this Agreement, except as set forth in Section 2.6 of the Disclosure Schedule, (a) the business of the Group Companies has been conducted in the ordinary course consistent with past practice in all material respects, (b) there has not been a Material Adverse Effect, and (c) none of the Group Companies has taken any action, which if taken after the date hereof, but prior to the Closing, would require the consent of Buyer under Section 4.3.

Section 2.7         Material Contracts.

(a)            Section 2.7(a) of the Disclosure Schedule sets forth, as of the date of this Agreement, a list of each Contract (other than completed purchase orders entered into in the ordinary course of business) of the Group Companies, that is of the type set forth below (each, a “Material Contract”):

(i)            a Contract (or group of related Contracts with respect to a single transaction or series of related transactions), other than a Government Contract, that involves payments, performance or services or delivery of goods or materials to or by any Group Company of any amount or value in excess of, or reasonably expected to exceed, $250,000 in any twelve (12)-month period;

(ii)           a Contract that is a joint venture agreement, partnership agreement, strategic alliance agreement or similar agreement;

(iii)          a Contract that contains any (A) “most favored nation” pricing or similar rights in favor of any Person, (B) provision expressly requiring any Group Companies to purchase goods or services exclusively from another Person, (C) express restriction on the ability of any Group Companies to compete in any line of business or with any Person or to provide services generally or in any market segment or any geographic area, or (D) restriction on the ability of any Group Companies to solicit or hire any Person (including any employees, customers or vendors) other than such restrictions set forth in confidentiality or non-disclosure agreements entered into in the ordinary course of business;

(iv)          a Contract pursuant to which any Group Companies (or, after the Closing, Buyer and its Subsidiaries) has incurred or become liable for any Funded Indebtedness owed to a Person other than any other Group Companies, or pursuant to which any Group Companies has granted any Lien on any of its assets or any assets of any Group Companies have become subject to any Lien;

(v)           a Contract (A) granting an option to acquire, sell, lease or license any asset of any Group Companies or (B) granting any right of first offer, right of first refusal or right of first negotiation in respect of any asset of any Group Companies;

(vi)          a Contract pursuant to which any Group Companies is committed to make capital expenditures in excess of $250,000 in the aggregate that are not subject to reimbursement by the counterparty under a Contract;

(vii)         a Contract relating to (A) the disposition (whether by merger or sale or purchase of stock, assets or otherwise) of any assets of, or any Equity Securities in, any Group Companies or (B) the acquisition (whether by merger or sale or purchase of stock, assets or otherwise) by any Group Companies of any material assets of, or any Equity Securities in, any Person, in each case, other than sales of products and services in the ordinary course of business consistent with past practice; and

(viii)        a Contract pursuant to which rights in any material Intellectual Property Rights are granted, whether by any Group Companies to any other Person or by any other Person to any Group Companies, including license agreements, coexistence agreements and covenants not to sue, but excluding any (A) “off-the-shelf” Software that is readily available pursuant to a commercial license agreement, (B) non-exclusive licenses granted to customers, distributors, resellers or sales representatives in the ordinary course of business, (C) open-source licenses, and (D) assignments of Intellectual Property Rights from employees or independent contractors to any Group Company in the ordinary course of business.

(b)            Except as set forth on Section 2.7(b) of the Disclosure Schedule, (i) each Material Contract and each Material Government Contract is in full force and effect and is a legal, valid and binding obligation of, and is enforceable against, the Group Companies as applicable, in accordance with its terms, and, to the Knowledge of Seller, is a legal, valid and binding obligation of, and is enforceable against, the other parties thereto in accordance with its terms, in each case as such enforcement may be limited by the Remedies Exception; (ii) as to each Material Contract and each Material Government Contract, there does not exist thereunder any material breach or default on the part of any Group Companies or, to the Knowledge of Seller, any other party to any Material Contract or Material Government Contract, and there does not exist, to Seller’s Knowledge, any event, occurrence or condition, which (after notice, passage of time or both) would constitute or give rise to any such breach or default thereunder; and (iii) none of Seller or any of its Affiliates (including any of the Group Companies) has received any written or, to the Knowledge of Seller, threatened notice of termination, cancellation or non-renewal that is currently in effect with respect to any Material Contract or Material Government Contract.

(c)            Seller has made available to Buyer a true, correct and complete copy of each Material Contract (and, in the event of any Material Contract that is not written, a summary of the material terms thereof).

Section 2.8         Assets.

(a)            One or more of the Group Companies owns and has good, valid and marketable title to, or has a valid leasehold interest in, as applicable, all of the tangible personal property included within the Business, free and clear of all Liens, except for Permitted Liens. Except for obsolete equipment, the material tangible personal property (whether owned or leased) owned or leased by the Group Companies have no material defects and are in good operating condition and repair for comparable assets in the industry, ordinary wear and tear excepted.

(b)            None of the Group Companies nor Seller leases or intends to acquire a leasehold interest in any real property in connection with the Business.

(c)            Section 2.8(c) of the Disclosure Schedule contains a true and complete list of the address of all real property owned by any of the Group Companies (collectively, the “Real Property”).

(d)            One or more of the Group Companies owns and has good, valid, and marketable title to the Real Property, free and clear of all liens, except for Permitted Liens. The Real Property constitutes all of the material real property interests owned, leased, subleased or licensed by the Group Companies and is sufficient for the conduct of the Business, and there are no other leases, licenses or other agreements, written or oral, of any Group Companies affecting the use or occupancy of the Real Property, except Permitted Liens. All Real Property is in good operating condition and repair in all material respects and free of material defects, normal wear and tear excepted, and is fit and usable for the purposes for which it is being used. There are no currently foreseeable delinquent Taxes or mechanics’ liens affecting the Real Property.

(e)            Except for assets used in connection with providing services under the Transition Services Agreement, the assets of the Group Companies, taken as a whole, constitute all of the assets, rights, and properties necessary for the conduct of the Business immediately following the Closing in substantially the same manner as conducted on the date hereof and the twelve (12)-month period prior to the Closing.

(f)            To the Knowledge of Seller, the Group Companies only hold properties, assets and Liabilities that relate to or arise out of the Business, other than immaterial properties, assets and Liabilities that are unrelated to the Business.

(g)            As of the date of this Agreement, there are no pending or, to the Knowledge of Seller and the Group Companies, threatened in writing, appropriation, condemnation, eminent domain or like proceedings relating to the Real Property.

Section 2.9         Intellectual Property; Information Technology.

(a)            Section 2.9(a) of the Disclosure Schedule sets forth a true, complete and correct list of (i) all applications and registrations included in the Business IP Assets (including (A) for each Patent, the owner, the number and country in which such patent has issued, or, if not issued, the application serial number, date of filing and country; (B) for each Trademark registration or application, the owner, the country, registration number and issue date, or if not registered, the country, application serial number and application date, (C) for each Copyright registration, the owner, the number and country in which such copyright has been registered, and (D) for each Domain Name, the owner and the expiration date (collectively, the “Listed Intellectual Property”)). All Listed Intellectual Property is subsisting and, to Seller’s Knowledge, valid and enforceable. No proceedings are pending, or since March 1, 2016 have been threatened in writing against any of the Group Companies, that challenge the validity or ownership of any Listed Intellectual Property.

(b)            Each of the applicable Group Companies owns, beneficially and, as applicable, of record, each item of Listed Intellectual Property free and clear of any Liens (excluding Permitted Liens). To Seller’s Knowledge, each of the applicable Group Companies owns or has valid licenses or other rights to use all other material Intellectual Property Rights used in the Business as conducted as of the date of this Agreement other than any Intellectual Property Rights that are addressed in the Transition Services Agreement.

(c)            Except as set forth in tSection 2.9(c) of the Disclosure Schedule, (i) none of Seller nor its Affiliates, including any of the Group Companies, has received any written notice since March 1, 2016 that it has infringed upon, misappropriated or otherwise violated any Intellectual Property Rights of any third party in the conduct of the Business; and (ii) none of Seller nor its Affiliates, including any of the Group Companies, has sent any written notice in the two (2) years prior to the date hereof to any third party alleging that such third party has infringed upon, misappropriated or otherwise violated any Business IP Assets. The conduct of the Business does not, and since March 1, 2016 has not, infringed upon, misappropriated or otherwise violated any Intellectual Property Rights of any third party in any material respect. To Seller’s Knowledge, no third party is infringing, misappropriating or otherwise violating any Business IP Assets in any material respect.

(d)            The Group Companies take and have taken commercially reasonable measures to protect the secrecy and confidentiality of all Trade Secrets included in the Business IP Assets, including any source code for any Software included therein. Without limiting the foregoing, none of Seller or any of its Affiliates, including the Group Companies, has disclosed to any other Person, other than their respective employees, Affiliates, government certification authorities and contractors, in each case under a written non-disclosure agreement, any source code for any Software included in the Business IP Assets.

(e)            All material Business IP Assets were developed by employees or independent contractors of the Group Companies, acting within the scope of their employment or engagement, and all such employees and independent contractors have assigned to the Group Companies, as applicable, all right, title and interest in and to all such Business IP Assets.

(f)            The Business IT Assets operate and perform in all material respects in accordance with their documentation and as required by the Business, and there has been no material malfunction of the Business IT Assets since March 1, 2016, the root cause of which has not been remediated in all material respects as of the date hereof. Seller and its Affiliates, including the Group Companies, take and have taken commercially reasonable steps to secure the Business IT Assets from unauthorized access or use by any Person, and to Seller’s Knowledge no such unauthorized access or use (including any ransomware attack) has occurred since March 1, 2016.

(g)            No Software included in the Business IP Assets has been distributed or used by Seller or its Affiliates, including the Group Companies, in conjunction with any Open Source Software in a manner that would require that the former Software be disclosed or distributed in source code form, made available at no charge or otherwise licensed to third parties.

(h)            Each of the Group Companies is currently in compliance in all material respects with all applicable Data Security Requirements. Since March 1, 2016, none of the Group Companies has experienced any material incident in which personal information was improperly used or accessed, and none of Seller nor its Affiliates, including the Group Companies, has received any written notices or complaints from any Person with respect thereto. Neither the execution and delivery of this Agreement by Seller nor the consummation of the Closing will result in a breach or violation of, or constitute a default under, any Data Security Requirement.

Section 2.10       Litigation. There is no Action pending or, to the Knowledge of Seller, threatened in writing, against Seller, the Group Companies that (a) individually or in the aggregate, has or would reasonably be expected to be material (whether beneficial or detrimental) to the Business or the Group Companies; (b) has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Seller or the Group Companies to consummate the Contemplated Transactions; or (c) seeks any injunctive relief that would reasonably be expected to be, individually or in the aggregate, material (whether beneficial or detrimental) to the Business or the Group Companies, taken as a whole. To the Knowledge of Seller, there is no Action threatened against any of Seller or the Group Companies that seeks to prevent, enjoin or materially delay or alter the consummation of the Contemplated Transactions. None of Seller or the Group Companies is subject to any Order that (i) has been or would reasonably be expected to be, individually or in the aggregate, material (whether beneficial or detrimental) to the Business, Seller or the Group Companies or, to the extent relating to the Business, Seller or (ii) has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Seller or the Group Companies to consummate the Contemplated Transactions.

Section 2.11       Compliance with Laws. None of the Group Companies is, or since March 1, 2016 has been, in violation or default under any Law. Since March 1, 2016, (i) the Group Companies have not received any communication in writing or, to the Knowledge of Seller, orally from any Governmental Authority or any other Person (including internal whistleblowers) of any actual or alleged material violation, breach or noncompliance with any applicable Laws; and (ii) no Action has been filed or commenced or, to the Knowledge of the Seller, threatened, against any Group Companies or, with respect to the Business, the Seller or any of its other Affiliates, alleging any violation of or failure to comply with any applicable Laws.

Section 2.12       Government Authorizations. Section 2.12 of the Disclosure Schedule lists (i) all material Governmental Authorizations that are held by each of the Group Companies and (ii) all other material Governmental Authorizations that are held by Seller or its other Affiliates (other than Environmental Permits which are addressed in Section 2.14) necessary for the conduct of the Business in substantially the same manner as conducted as of the date hereof and for the one (1)-year period prior to the Closing. All such Governmental Authorizations are in full force and effect and the Group Companies are in compliance in all material respects with such Permits. Since March 1, 2019, none of the Group Companies have received any written or, to the Knowledge of Seller, oral notice from any Governmental Authority of an Action instituted or threatened against the Business or any such holder to revoke, terminate, suspend or adversely modify or limit any such Governmental Authorizations. The Group Companies, as applicable, have obtained or applied for, and are in compliance in all material respects with, all Governmental Authorizations (other than Environmental Permits which are addressed in Section 2.14) that are required by any Governmental Authority to conduct the Business as conducted as of the date hereof and as of the one (1)-year period prior to the Closing.

Section 2.13       Government Contracts.

(a)            Generally.

(i)            (A) Each Government Contract or group of related Government Contracts with respect to a single transaction or series of related transactions (other than any indefinite delivery, indefinite quantity contracts) for which the performance period has not expired or terminated as of the date hereof that has the potential to generate, based on its terms existing as of the date hereof, more than $200,000 in revenue to the Business over the life of such Government Contract, (B) each indefinite delivery, indefinite quantity Government Contract (excluding any purchase orders thereunder) that has the potential to generate, based on its terms existing as of the date hereof, more than $200,000 in revenue (taking into account any purchase orders) to the Business over the life of such Government Contract and (C) each outstanding purchase order or group of related purchase orders with respect to a single transaction or series of related transactions pursuant to any such indefinite delivery, indefinite quantity Government Contract for more than $200,000 of goods or services and, in the case of each of the foregoing clauses (A), (B) and (C), with respect to which the period of performance has not yet expired or terminated, is listed on Section 2.13(a)(i) of the Disclosure Schedule (the “Material Government Contracts”).

(ii)            Section 2.13(a)(ii) of the Disclosure Schedule lists and identifies (A) each outstanding Government Bid, that, if accepted, would reasonably be expected to lead to a Government Contract that the Company reasonably expects to generate more than $200,000 in revenue to the Business over the life of such Government Contract or (B) each outstanding task order Government Bid under an indefinite delivery, indefinite quantity Government Contract that the Company reasonably expects to generate more than $200,000 in revenue to the Business over the life of such task order (the Government Bids described in clauses (A) and (B), together, the “Material Government Bids”).

(b)            Compliance with Law, Regulation and Contractual Terms.

(i)              Each Group Company, is, and for the last four (4) years has been, in compliance in all material respects with all applicable Laws, including statutory and regulatory requirements, pertaining to the Government Contracts and the Government Bids.

(ii)             Each Group Company, is, and for the last four (4) years has been, in compliance in all material respects with all terms and conditions, including all clauses, provisions, specifications, and quality assurance, testing and inspection requirements, of its Government Contracts, whether incorporated expressly, by reference or by operation of Law.

(iii)            During the past four (4) years, none of the Group Companies, has made any payment, directly or indirectly, to any Person in violation, in any material respect, of applicable Laws, including the Procurement Integrity Act (41 U.S.C. § 423) and other Laws relating to bribes, gratuities, kickbacks, lobbying expenditures, political contributions, and contingent fee payments, pertaining to any Government Contracts or Government Bids.

(iv)            During the past four (4) years, none of the Group Companies, has made, or has been required to make, any disclosure to a Governmental Authority or higher-tier contractor with respect to any irregularity, misstatement or omission involving a Government Contract or Government Bid.

(v)            To the Knowledge of the Group Companies, there is no pending non-routine audit or investigation by a Governmental Authority of any Group Companies, or any of their respective Principals (as defined in FAR 2.101), including incurred cost audits.

(vi)            During the past four (4) years, there has not been any audit or investigation by a Governmental Authority of any Group Companies, or any of their respective Principals (as defined in FAR 2.101) which resulted in a materially adverse finding arising under or relating to any Government Contract.

(c)            Disputes, Claims and Litigation. There exist no outstanding asserted disputes, claims or written requests for equitable adjustment for an amount in excess of $50,000 between any Group Companies, on the one hand, and either any Governmental Authority or any prime contractor, subcontractor, vendor or other Person, on the other hand, arising under or relating to any Government Contract or Government Bid. None of the Group Companies is a party to any litigation that would reasonably be expected to give rise to (i) Liability under the False Claims Act; (ii) a claim for price adjustment under the Truthful Cost or Pricing Data Act; or (iii) other written request for a material reduction in the price of a Government Contract, including any claim based on alleged defective pricing.

(d)            Sanctions and Termination. During the past four (4) years, none of the Group Companies has received any show cause, cure, deficiency, default or similar notice in writing relating to any Government Contract. During the past four (4) years, none of the Group Companies nor any of their respective Principals (as defined in FAR 2.101) has been or is currently suspended, debarred or proposed for suspension or debarment from government contracting or subject to a show cause notice from an agency suspension and debarment official or declared ineligible for the award of contracts by any Governmental Authority. During the past four (4) years, none of the Group Companies has received any notice in writing terminating or indicating an intent to terminate any Government Contract for default, cause or convenience.

(e)            National Security Obligations. As of the date hereof, each of the Group Companies and the Employees hold security clearances to the extent required, in all material respects, to perform Government Contracts of the type currently being performed by the Business. For the past four (4) years, to the extent required, each of the Group Companies has complied in all material respects with the NISPOM and related guidance, and, to the Knowledge of Seller, there is nothing that would prevent any of the Group Companies from continuing to perform on any Contract requiring an active facility clearance in all material respects following the Closing.

Section 2.14       Environmental Matters. Except as set forth on Section 2.14 of the Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a)            each of the Group Companies is currently in compliance with all Environmental Laws applicable to the Real Property, its asset and properties and the operation of the Business as currently operated;

(b)            there are no Actions pending or, to Seller’s Knowledge, threatened in writing, that assert that the Group Companies are in violation or breach of, or have liability under, any Environmental Law with respect to any of the Group Companies’ respective ownership or operation of the Business, the Real Property or its assets and properties, as applicable;

(c)            each of the Group Companies possesses and is in compliance with the terms of all Environmental Permits, which are set forth on Section 2.14(c) of the Disclosure Schedule, required under applicable Environmental Laws to operate the Business as currently operated as of the date hereof and for the one (1)-year period prior to the Closing. All such Environmental Permits are in full force and effect and the Group Companies are in compliance in all material respects with such Environmental Permits;

(d)           except as has been resolved prior to the date hereof, Seller and its Affiliates (including the Group Companies) have received no written notice, demand letter, administrative inquiry, complaint or claim with respect to Contamination requiring cleanup or remediation pursuant to any Environmental Law at the Real Property or any other location; and

(e)            Seller has delivered or otherwise made available for inspection to Buyer true and complete copies and results of any reports, data, investigations, audits, assessments (including Phase I environmental site assessments and Phase II environmental site assessments), correspondence, studies, analyses, tests or monitoring in the possession of or reasonably available and under the control of Seller or any of its Affiliates (including the Group Companies) pertaining to (i) any unresolved claims under Environmental Law; (ii) any Hazardous Substances requiring cleanup or remediation pursuant to any Environmental Law in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by any Group Companies; or (iii) any violation or alleged violation of Environmental Law by any Group Companies.

(f)            Notwithstanding anything contained in this Agreement to the contrary, the representations and warranties set forth above in this Section 2.14 shall constitute the sole and exclusive representations and warranties made by Seller with respect to environmental matters, and no other representation or warranty contained in any other section of this Agreement shall be deemed to be made with respect to environmental matters.

Section 2.15       Employee Matters.

(a)            Section 2.15(a) of the Disclosure Schedule sets forth a complete and correct list, as of March 14, 2022 of each Employee of the Group Companies, other than the Excluded Employees, by employer entity name, along with each such Employee’s (i) identification as a U.S. Employee or an Other Country Employee, (ii) job title or position, (iii) employment status (active, on paid leave or on unpaid leave), (iv) exempt/non-exempt status (for U.S. Employees), (v) current annual salary or hourly rate of pay, (vi) annual target incentive compensation opportunity and (vii) work location and original hire date. “Excluded Employees” shall mean the individuals set forth on Section 2.15(a)(ii) of the Disclosure Schedule.

(b)            Seller represents that (i) all of the Employees provide services primarily related to, or otherwise necessary to the operation of, the Business, and (ii) none of the Excluded Employees are necessary to the Business.

(c)            None of Seller or any of its Affiliates (including the Group Companies) has received written notice of any current unfair labor practice charges or pending demand for recognition or certification against any Group Companies that are pending before the National Labor Relations Board or any similar state, local or foreign Governmental Authority. Since March 1, 2019, Seller and its Affiliates (including the Group Companies) have not received written notice of any currently pending or in progress and, to the Knowledge of the Seller, there are no threatened in writing employment-related Actions in connection with the Business, related to any Employee or against or involving any Group Companies before Governmental Authority.

(d)            Except as required under applicable Law with respect to the Other Country Employees, (i) no labor union, works council or similar labor organization represents or has within the three (3)-year period immediately prior to, and ending on, the date of this Agreement represented the Employees, and (ii) no collective bargaining agreement or other labor-related agreement is or has, within the three (3)-year period immediately prior to, and ending on, the date of this Agreement, been binding against the Business, nor has any Group Companies been a party to any collective bargaining agreement or other labor-related agreement. Neither Seller nor any of its Affiliates (including the Group Companies) has received any written notice within the three (3)-year period immediately prior to, and ending on, the date of this Agreement that any labor representation request is pending or, to the Knowledge of Seller, is threatened in writing with respect to the Employees located in the United States. To the Knowledge of Seller, there have been no labor union organizing activities with respect to any Employees.

(e)            For the last three (3) years, there has been no actual or, to the Knowledge of Seller, threatened unfair labor practice charges, material grievances, material arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other labor disputes against or affecting the Business.

(f)            The Group Companies are in compliance with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance. This includes compliance in all material respects with all applicable Laws respecting worker classification, including (i) such Laws relating to the classification of workers as independent contractors and (ii) such Laws relating to the classification of the employees as exempt or non-exempt.

(g)            To the Knowledge of Seller, no Employee is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation (i) to the Group Companies or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Group Companies or (B) to the knowledge or use of trade secrets or proprietary information.

(h)            None of the Group Companies is party to a settlement agreement with a current or former officer, employee or independent contractor of the Group Companies that involves allegations relating to sexual harassment, discrimination, retaliation or sexual misconduct by either (i) an officer of the Group Companies or (ii) an employee of the Group Companies at the level of Vice President or above. To the Knowledge of the Seller, in the last four (4) years, no allegations of sexual harassment, discrimination, retaliation or sexual misconduct have been made against (A) any officer of the Group Companies or (B) an employee of the Group Companies at the level of Vice President or above.

(i)            To the extent required, each of the Group Companies have maintained affirmative action plans at all times they have been a party to a U.S. federal Government Contract.

(j)            Each of the Group Companies are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

Section 2.16         Employee Benefit Plans and Related Matters.

(a)            Each material Benefit Plan that is sponsored or maintained by or behalf of any Group Companies that is not a benefit plan, arrangement or obligation that a Person is required by Law to maintain without discretion as to the level of benefits is listed on Section 2.16(a) of the Disclosure Schedule (such plans, collectively, the “Seller’s Benefit Plans”). With respect to each of the material Seller’s Benefit Plans, Seller has made available to Buyer true and complete copies, as applicable, of (i) with respect to each such plan, including any amendments thereto, that is sponsored or maintained on behalf of a U.S. Employee, the summary plan description (or, with respect to any such unwritten plan, a summary of the material terms of such plan), (ii) the most recent annual report on Form 5500 required to be filed with the IRS and (iii) with respect to each such plan that is sponsored or maintained on behalf of an Other Country Employee, a summary of the material terms of such plan.

(b)           With respect to each Benefit Plan maintained by Seller that is intended to be “qualified” within the meaning of Section 401(a) of the Code that covers the Employees, (i) each such Benefit Plan has received a favorable determination letter (or opinion or advisory letter, if applicable) from the IRS with respect to its qualification, (ii) the trusts maintained thereunder are intended to be exempt from taxation under Section 501(a) of the Code and (iii) to the Knowledge of Seller, no event has occurred that could reasonably be expected to result in disqualification or adversely affect such exemption.

(c)           Except as set forth on Section 2.16(c) of the Disclosure Schedule or as would not result in Liability to the Group Companies following the Closing, none of the Group Companies or any of their ERISA Affiliates contributes to or has, within the three (3)-year period immediately prior to the Closing Date, had any Liability (contingent or otherwise) with respect to (i) a “defined benefit plan” as defined in Section 3(35) of ERISA; (ii) any “multiemployer plan”, as that term is defined in Section 4001 of ERISA; (iii) any “multiple employer plan” (within the meaning of Section 4063 of ERISA); (iv) any “employee benefit plan” subject to Title IV of ERISA or Section 412 of the Code; or (v) any plan, program or arrangement that provides life, medical or health benefits to retirees or other former employees following a termination of employment, other than benefit continuation rights under COBRA.

(d)           Except as set forth on Section 2.16(d) of the Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in or is a precondition to (either alone or in combination with another event) (i) any U.S. Employee or Other Country Employee or any current or former employee, director, officer, independent contractor or consultant of any Group Companies becoming entitled to any payments or any similar payments or benefits, (ii) the acceleration of the funding, time of payment or vesting, or an increase in the amount, of any compensation due to any U.S. Employee or Other Country Employee, any current or former employee, director, officer, independent contractor or consultant of any Group Companies or (iii) the renewal or extension of the term of any Assumed Plan regarding the compensation or benefits of any U.S. Employee or Other Country Employee. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise) will result in any “excess parachute payment” subject to Section 280G of the Code.

(e)           None of Seller or any of its Affiliates has any obligation to gross-up, indemnify or otherwise reimburse any Employee or current or former employee of the Group Companies for any Tax incurred by such individual, including under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

(f)            Each Benefit Plan which provides compensation or benefits exclusively or primarily to Other Country Employees (the “Other Country Assumed Plans”) that, under applicable Law, is required to be registered or approved by a Governmental Authority has been so registered or approved; (ii) all contributions to, and material payments due from, each Other Country Assumed Plan under the terms of such plan or applicable Law have been timely made, and all contributions for any period ending on or before the Closing Date that are not yet due have been accrued in accordance with country-specific accounting practices; (iii) each Other Country Assumed Plan that is intended to qualify for special Tax treatment satisfies in all material respects the requirements for such treatment; and (iv) each Other Country Assumed Plan that, under applicable Law, is required to be funded, is funded in all material respects in accordance therewith based upon generally accepted local accounting and actuarial practices and procedures.

Section 2.17         Tax Matters.

(a)           All Tax Returns of the Group Companies or otherwise relating to the Business have been timely filed (except those under valid extensions), have been prepared in compliance with applicable Tax Law in all material respects, and are true, correct and complete in all material respects. All Taxes of the Group Companies or otherwise relating to the Business (whether or not shown as due on a Tax Return) have been timely paid in full.

(b)           The Group Companies have established accruals on the Financial Statements to satisfy all Liabilities for Taxes in respect of each period covered by such Financial Statements and all prior periods to the extent those Taxes have not been paid, whether or not assessed and whether or not shown to be due on any Tax Return in accordance with GAAP through the Closing Date.

(c)           The unpaid Taxes of the Group Companies will not, as of the end of the Closing Date, exceed the Tax Reserves.

(d)          There are no Liens with respect to Taxes (other than Permitted Liens) upon the assets or properties of the Group Companies.

(e)           The Seller has delivered to Buyer or made available to the Buyer for inspection (i) complete, true and correct copies of all Tax Returns (which Tax Returns are complete, true and correct in all material respects) of the Group Companies relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired, (ii) complete, true and correct copies of all private letter rulings in respect of the Group Companies, and (iii) complete, true and correct copies of all material (and currently effective, unresolved or pending, as the case may be) revenue agent reports, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, ruling requests, and any similar documents or communications, submitted by, received by or agreed to by or on behalf of the Group Companies, or, to the extent related to the income, business, assets, operations, activities or status of the Group Companies and relating to all Taxes for all taxable periods for which the statute of limitations has not yet expired.

(f)            None of the Group Companies (and no Person with respect to the Group Companies) has waived or extended any statute of limitations in respect of Taxes or has agreed to any extension of time with respect to any Tax assessment or deficiency, which period has not yet expired.

(g)           Each of the Group Companies is in compliance in all material respects with all applicable information reporting and Tax withholding requirements under U.S. federal, state, local and non-U.S. Tax Laws.

(h)           During the past six (6) years, none of the Group Companies (i) is or has been a member of a group filing an affiliated, consolidated, combined or unitary Tax Return (other than a group for which CPS Performance Materials Holdings Corp. is or was the common parent), nor have the Group Companies been included in any similar arrangement for relief under applicable Law, such as a loss sharing regime, or (ii) has any liability for Taxes of any other Person (other than another of the Group Companies) under Treasury Regulations section 1.1502-6 (or any analogous, comparable or similar provision of state, local or non-U.S. Tax Law) other than a Person who is or was a member of a group for which CPS Performance Materials Holdings Corp. is or was the common parent, as a transferee or successor or otherwise by operation of Law.

(i)            None of the Group Companies is subject to, party to or bound by any Tax Sharing Agreement, tax indemnity obligation or similar contract (other than commercial agreements not primarily related to Taxes (such as leases or financing agreements) entered into in the ordinary course of business), for which it will have any obligation or liability after the Closing Date.

(j)            There is no audit, examination, claim, investigation, assessment or other proceeding pending, proposed, asserted or, to the Knowledge of Seller, threatened against or with respect to any of the Group Companies or otherwise relating to the Business by any Taxing Authority in respect of any Tax or Tax Return, and, to the Knowledge of Seller, no Taxing Authority has indicated an intent to investigate, commence or open such an audit, examination, claim, investigation, assessment or other proceeding.

(k)           No claim has been made by a Taxing Authority in a jurisdiction where Tax Returns are not filed or Taxes are not paid by any of the Group Companies or otherwise relating to the Business that such a Tax Return is required to be filed or such Taxes are required to be paid. None of the Group Companies has ever engaged in a trade or business or had a permanent establishment, office, fixed place of business or dependent agent in any country other than the country in which it is organized and resident.

(l)            None of the Group Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting made on or prior to the Closing Date or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” within the meaning of Section 7121 of the Code (or any analogous, comparable or similar provision of state, local or non-U.S. Law) entered into on or prior to the Closing Date, or private letter ruling, technical advice memorandum or similar agreement or ruling requested or obtained on or prior to the Closing Date, (iii) intercompany transaction occurring on or prior to the Closing Date or excess loss account existing on or prior to the Closing Date, in either case as described in Treasury Regulations under Section 1502 of the Code (or any analogous, comparable or similar provision of state, local or non-U.S. Law), (iv) installment sale or open transaction disposition occurring on or prior to the Closing Date, (v) prepaid amount received or paid on or prior to the Closing Date, or (vi) election under Section 108(i) of the Code (or any analogous, comparable or similar provision of state, local or non-U.S. Law) made on or prior to the Closing Date.

(m)          None of the Group Companies has any liability pursuant to Section 965 of the Code.

(n)           None of the Group Companies has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any analogous, comparable or similar provision of state, local or non-U.S. Law).

(o)           None of the Group Companies has participated in any “tax shelter” within the meaning of Section 6662 of the Code or participated or engaged in any “reportable transaction” or “listed transaction” for purposes of Treasury Regulation Sections 1.6011-4(b) or 301.6111-2(b)(2), including any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a Tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treas. Reg. Section 1.6011-4(b)(2), or any analogous provision of state, local or foreign Law.

(p)           The consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any Tax exemption, Tax holiday or other Tax reduction agreement or order to which any of the Group Companies is currently a party or subject.

(q)           All intercompany arrangements have been adequately documented, and such documents have been duly executed, in a timely manner. The prices for any property or services (or for the use of any property) provided by or to each of the Group Companies are arm’s length prices and comply in all materials respects with all applicable transfer pricing Laws, including Treasury Regulations promulgated under Section 482 of the Code.

(r)           The Shares are the only equity interests in the Group Companies for Tax purposes. No asset owned or held by the Group Companies is an equity interest (including any joint venture or other arrangement characterized as a partnership) in any Person (other than the Group Companies) for Tax purposes.

(s)           Except as set forth on Section 2.17(s) of the Disclosure Schedule, none of the Group Companies has requested, applied for, or sought any relief, assistance or benefit from any Governmental Authority under any COVID-19 Legislation.

(t)            No private letter rulings or technical advice memoranda or similar rulings or agreements related to Taxes have been entered into, issued by or requested from any Taxing Authority with respect to any of the Group Companies and (ii) no closing agreements have been entered into between any of the Group Companies, on the one hand, and any Taxing Authority, on the other hand.

(u)            Neither the execution or delivery of this Agreement nor the consummation of the Contemplated Transactions will, either alone or in conjunction with any other event (whether contingent or otherwise) result in any amount failing to be deductible by reason of Section 280G of the Code. There is no Contract or policy to which either the Seller or any of the Group Companies is a party or by which it is bound to compensate any employee for excise Taxes paid pursuant to Section 4999 of the Code.

(v)           None of the shares of stock of any of the Group Companies is a “loss share” within the meaning of Treasury Regulations section 1.1502-36(f)(7).

(w)          Each of Cyalume and CT SAS are members of a United States consolidated group for United States federal income tax purposes with CPS Performance Materials Holdings Corp. as the common parent.

Section 2.18         Insurance. Section 2.18 of the Disclosure Schedule contains a complete and correct list of all material insurance policies maintained as of the date of this Agreement by or on behalf of the Group Companies relating to the Business, complete and correct copies of which have been made available to Buyer. (a) All such policies are in full force and effect; (b) the limits of each such policy remain fully available, without any exhaustion or erosion; (c) no written notice of default or cancellation has been received with respect to any such policy; (d) all premium due under any such policy has been paid in full; (e) the Group Companies are in compliance in all material respects with all of their obligations under each such policy; (f) no written disclaimer, denial, disallowance of or reservation of rights letter with respect to any material claim relating to the Business under any such policy has been received by Seller or its Affiliates; and (g) there are no material claims, accidents, exposures, occurrences, acts, omissions, circumstances or disputes relating to the Business and the Group Companies and covered by any such policy that Seller or its Affiliates has failed to properly and timely notice, report or tender for coverage under any such policy.

Section 2.19         Transactions with Affiliates. Except for the Ancillary Agreements or as set forth on Section 2.19 of the Disclosure Schedule, no Related Party is a party to any Contract or material transaction with any Group Companies (any such Contract or material transaction, an “Intercompany Agreement”).

Section 2.20         Customers and Suppliers.

(a)           Section 2.20(a) of the Disclosure Schedule sets forth a list of the top ten (10) customers of the Group Companies based on sales volume for the rolling twelve-month period ended December 31, 2021 (“Material Customers”). Except as set forth on Section 2.20(a) of the Disclosure Schedule, since January 1, 2022, (i) all Material Customers remain customers of the Group Companies, and no Material Customer has reduced its purchase of products from the Group Companies, and (ii) none of the Group Companies has received written notice that any Material Customer intends to reduce its purchase of products from any of the Group Companies.

(b)           Section 2.20(b) of the Disclosure Schedule sets forth a list of the top ten (10) suppliers of the Group Companies based on payments made for the rolling twelve-month period ended December 31, 2021 (“Material Suppliers”). Except as set forth on Section 2.20(b) of the Disclosure Schedule, since January 1, 2022, (i) all Material Suppliers remain suppliers of the Group Companies, and no Material Supplier has reduced its supply of materials to the Group Companies, and (ii) none of the Group Companies have received written notice that any Material Supplier intends to reduce its supply of materials to the Group Companies.

Section 2.21         Finders’ Fees. Except as set forth on Section 2.21 of the Disclosure Schedule, there is no investment banker, broker, finder or other intermediary retained by or authorized to act on behalf of Seller or the Group Companies who might be entitled to any fee or commission from Buyer or any of its Affiliates (including, after the Closing, the Group Companies) in connection with this Agreement and/or the Contemplated Transactions. Seller shall pay all such fees and commissions of these entities set forth on Section 2.21 of the Disclosure Schedule

Section 2.22         Anti-Corruption.

(a)           Since March 1, 2016, none of the Group Companies or, to the Knowledge of Seller, their respective directors, officers, employees, or, to the Knowledge of Seller, any third party authorized to act on behalf of any Group Companies, has directly or indirectly (i) used any funds for unlawful contributions, gifts, gratuities, entertainment or unlawful expenses related to political activity; (ii) made any unlawful payment or offered, promised or authorized the provision of anything of value, to any foreign or domestic government officials (including employees of state-owned enterprises) or employees of any foreign or domestic political parties for the purpose of influencing any act or decision of such official or of the government to obtain or retain business or direct business to any Person in violation of applicable Law; (iii) made or offered any other payment in violation of applicable Law to any official of any Governmental Authority, including but not limited to, bribes, gratuities, kickbacks, lobbying expenditures, political contributions or contingent fee or commission payments; or (iv) otherwise taken any action which would cause any Group Companies to be in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010 or any applicable Law of similar effect, including any domestic or foreign laws that relate to commercial bribery (collectively, “Anti-Corruption Laws”).

(b)           Since March 1, 2016, none of the Group Companies or, to the Knowledge of Seller, their respective directors, officers, employees, has received any communication in writing or, to the Knowledge of Seller, orally from any Governmental Authority or any other Person (including internal whistleblowers) of any actual or alleged violation, breach or noncompliance of the Anti-Corruption Laws by any Group Companies, or any of their respective directors, officers or employees or, to the Knowledge of Seller, other third parties authorized to act on behalf of any Group Companies. The Group Companies are not currently investigating, are not causing or permitting any other Person to investigate, and since March 1, 2016, have not investigated or caused or permitted to be investigated any actual, alleged or apparent violation of the Anti-Corruption Laws by any Group Companies, or any of their respective directors, officers, employees or, to the Knowledge of Seller, other third parties authorized to act on behalf of any Group Companies, and none of the Group Companies has any pending voluntary or directed disclosures to any Governmental Authority or any other Person regarding any actual, alleged or apparent violations of the Anti-Corruption Laws by any Group Companies, or any of their respective directors, officers, employees or other third parties authorized to act on behalf of any Group Companies.

(c)           Since March 1, 2016, the Group Companies have had in place written policies and procedures designed to prevent and detect corruption with applicable Anti-Corruption Laws.

Section 2.23         International Trade Laws.

(a)           Since March 1, 2016, (i) the Group Companies and all of their respective directors, officers, and, to the Knowledge of Seller, employees and agents, have been in compliance with applicable International Trade Laws; (ii) none of the Group Companies has conducted, directly or indirectly, any business with or in any Sanctioned Jurisdiction, Sanctioned Person, or Restricted Person; and (iii) the Group Companies have obtained all applicable import and export licenses as well as all other necessary licenses, consents, notices, waivers, approvals, orders, authorizations, and declarations, and completed all necessary registrations and filings, required under applicable International Trade Laws.

(b)           None of Seller or the Group Companies, nor, to the Knowledge of Seller, any of their respective shareholders, directors, officers, employees or agents, is a Sanctioned Person or a Restricted Person.

(c)           Since March 1, 2016, the Group Companies have had in place written policies and procedures designed to prevent and detect corruption with applicable International Trade Laws.

(d)           None of the Group Companies (i) has made any voluntary, directed or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any non-compliance with any International Trade Laws, (ii) has been the subject of a past, current, pending or, to the Knowledge of Seller, threatened investigation, inquiry or enforcement proceeding for a violation of International Trade Laws, or (iii) has violated or received any notice, request, penalty, or citation for any actual or potential non-compliance with International Trade Laws.

Section 2.24         Product Warranty.

(a)           Except as set forth on Section 2.24(a) of the Disclosure Schedule, there is, and since January 1, 2018 there has been, no inquiry, investigation, suspension, discontinued manufacturing, distribution or sale, or recall pending or, to the Knowledge of Seller, threatened, relating to any product produced, marketed, distributed or sold by or on behalf of the Group Companies (collectively, a “Product”), that resulted in, or would reasonably be expected to result in, individually or in the aggregate, a material Liability to the Business or the Group Companies, taken as a whole.

(b)           Since January 1, 2018, none of the Group Companies has, either voluntarily or involuntarily, initiated, conducted or issued any recall, field notifications, field corrections, market withdrawal or replacement, safety alert or other notice or action, in each case, relating to a lack of safety, efficacy or regulatory compliance of any of the Products.

(c)           Except as set forth in the Material Contracts, (i) no Product of any Group Companies is subject to any warranty or other indemnity other than the written applicable terms and conditions of such sale or service and such warranties arising under applicable Law and (ii) each Product manufactured, sold or delivered by, or on behalf of, the Group Companies has been in conformity in all material respects with all applicable Laws and such written terms and conditions. None of the Group Companies has any Liability for replacement or repair thereof that is or is reasonably expected to be in excess of the reserves for claims set forth on the Financial Statements, as adjusted for operations and transactions through the Closing Date in the ordinary course of business consistent with past practice.

Section 2.25         No Other Representations and Warranties. Except for the representations and warranties contained in this Article 2 (including the related portions of the Disclosure Schedule) and/or specifically set forth in this Agreement, any Ancillary Agreements or any certificate delivered in connection herewith or therewith, none of Seller, any Group Company or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller or any of the Group Companies, including any representation or warranty as to the accuracy or completeness of any information regarding the Group Companies furnished or made available to Buyer and its Representatives (including any information, documents or material made available to Buyer in Seller’s virtual data room hosted by Firmex, management presentations or in any other form in expectation of the Contemplated Transactions) or as to the future revenue, profitability or success of the Group Companies, or any representation or warranty arising from statute or otherwise in Law.

Article 3
Representations and Warranties of Buyer

Buyer represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows:

Section 3.1         Corporate Status. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer is duly qualified to do business as a limited liability company and is in good standing in each jurisdiction in which the nature of its business or the properties owned, leased or operated by it makes such qualification necessary, except for failures to be so qualified or in good standing that would not, individually or in the aggregate, be material.

Section 3.2         Corporate and Governmental Authorization.

(a)            Buyer has all requisite limited liability company power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions and thereby. The execution and delivery of this Agreement and the Ancillary Agreements by Buyer and the performance of its obligations hereunder and thereunder have been duly authorized by all requisite limited liability company action of Buyer. Buyer has duly executed and delivered this Agreement and the Ancillary Agreements. Assuming due authorization, execution and delivery by Seller, this Agreement and each such Ancillary Agreement constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its respective terms, except as enforceability may be limited by the Remedies Exception.

(b)            Except as set forth on Section 3.2(b), the execution and delivery of this Agreement and the Ancillary Agreements by Buyer and the performance of its obligations hereunder and thereunder require no action by or in respect of, or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of any applicable Antitrust Laws, and (b) compliance with any applicable requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), the U.S. Securities Exchange Act of 1934, as amended, and any other applicable securities Laws.

Section 3.3         Non-Contravention. The execution and delivery of this Agreement and the Ancillary Agreements by Buyer and the performance of its obligations hereunder and thereunder do not and will not (i) conflict with or result in any violation or breach of any provision of any of the Organizational Documents of Buyer, (ii) assuming compliance with the matters referred to in Section 3.2(b), conflict with or result in any violation or breach of any provision of any applicable Law binding on Buyer, or (iii), except as set forth on Schedule 3.3 of the Disclosure Schedule, require any consent or other action by any Person under any provision of any material Contract to which Buyer is a party, which consent or other action remains outstanding on the date of this Agreement.

Section 3.4         Sufficient Funds. Buyer has access to, directly or through one or more of its Affiliates, sufficient cash to pay all amounts to be paid by Buyer in connection with this Agreement and the Contemplated Transactions, including the Purchase Price and Buyer’s costs and expenses, on the terms and conditions set forth in this Agreement.

Section 3.5         Investment Purpose. Buyer is purchasing the Shares for investment solely for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares of the Group Companies and is capable of bearing the economic risks of such investment. Buyer has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, financial condition and operations of the Group Companies, and to the Knowledge of Buyer, has been furnished with or given access to such documents and information about the Group Companies and their operations. Buyer acknowledges that the Shares are not registered under the Securities Act, or any state securities laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable.

Section 3.6         Legal Proceedings. There are no actions, suits, claims, investigations or other legal proceedings pending or, to Buyer’s Knowledge, threatened against Buyer or any of its Affiliates that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

Section 3.7         Finders’ Fees. Except for Persons whose fees and expenses will be paid by Buyer, there is no investment banker, broker, finder or other intermediary retained by or authorized to act on behalf of Buyer who might be entitled to any fee or commission from Seller or any of its Affiliates upon consummation of the Contemplated Transactions.

Section 3.8         R&W Policy. In connection with the execution of this Agreement, Buyer shall bind the insurance policy, attached hereto as Exhibit B (the “R&W Policy”), with respect to the representations and warranties of Seller in this Agreement. All costs and expenses and other amounts incurred in connection with such insurance policy, whether incurred prior to or after the Closing, shall be paid, or caused to be paid, by Buyer. From and after the Closing, Buyer will use commercially reasonable efforts to comply with all of its obligations under the R&W Policy. Buyer shall not agree to any amendment, variation or waiver of the R&W Policy (or do anything which has a similar effect) which would adversely impact Seller in a material manner without Seller’s prior written consent, which may be not be unreasonably withheld or delayed.

Article 4
Covenants Pending the Closing

Seller and Buyer hereby covenant and agree that after the date hereof until the Closing (except as otherwise provided below) and except as otherwise agreed to in writing by the other party:

Section 4.1         Efforts; Consents; Governmental Filings.

(a)            Each of Seller and Buyer shall use its reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied and to consummate and make effective the Contemplated Transactions, including using reasonable best efforts in (i) preparing and filing as promptly as reasonably practicable with any Governmental Authority or other third party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtaining and maintaining all Consents and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate and make effective the Contemplated Transactions (whether or not such Consents and other confirmations are conditions to the consummation of the Contemplated Transactions pursuant to Section 6.1 or Section 6.2), and any other necessary or advisable Consents of Governmental Authorities under applicable Laws, including Antitrust Laws, for the Contemplated Transactions or the approval of Buyer as the purchaser of the Shares (such Consents, the “Governmental Consents”), and (iii) executing and delivering any additional instruments necessary or advisable to promptly obtain the Governmental Consents and/or to consummate the Contemplated Transactions; provided, however, that neither Seller nor Buyer shall be required to pay any fees or other payments to any such Governmental Authorities or other third party in order to obtain any such Governmental Consent (other than filing fees that are imposed by Law on either party).

(b)            The Seller and Buyer agree, (i) to make or cause to be made all filings, if any, required of each of them or any of their respective Subsidiaries or Affiliates with the applicable Governmental Authority with respect to the Governmental Consents as promptly as reasonably practicable, and (ii) to supply promptly any additional information and documentary material that may be requested in connection with the Governmental Consents.

Section 4.2         Access to Premises and Information. From the date hereof to the Closing Date, Seller shall give to, or cause to be made available for, Buyer and its other representatives reasonable access and the right, upon reasonable prior notice and in such a manner that does not unreasonably disrupt the Group Companies’ businesses, to inspect during normal business hours all the documents, Contracts, and other books and records of the Group Companies as Buyer may reasonably request in connection with this Agreement, the Ancillary Agreements and the timely consummation of the Contemplated Transactions, including for the purpose of planning the integration of the Business into Buyer’s business operations; provided that the parties shall maintain the confidentiality of any disclosed information to the extent set forth in the Confidentiality Agreement, and Buyer shall not seek and Seller shall not provide access to matters that (i) relate to the auction or sale process related to the Business, (ii) disclosure of which would, upon the advice of outside legal counsel, result in the waiver of attorney-client privilege or other privilege of Seller or any of its Affiliates or (iii) would violate an applicable Law or result in a breach of contract. If such access is restricted due to a term in a Contract, Seller shall use its commercially reasonable efforts to secure consent from the other party to such a Contract to provide such access or otherwise agree upon reasonable procedures to provide such access to Buyer or its representatives.

Section 4.3         Conduct of the Business. Following the date of this Agreement and prior to the earlier of the Closing or the termination of this Agreement pursuant to Article 8, except as expressly contemplated by this Agreement, as set forth in Section 4.3 of the Disclosure Schedule, as required by applicable Law, or with the prior written consent of Buyer (such consent not to be unreasonably withheld or delayed), (x) Seller shall, and shall cause the Group Companies to, (1) operate the Business in the ordinary course of business consistent with past practice and (2) use commercially reasonable efforts to preserve the Business substantially intact and maintain existing relations and goodwill with Governmental Authorities, customers, suppliers, licensors, licensees, creditors and employees; and (y) without limiting the provisions of the foregoing clause (x), Seller shall not, and shall cause each of the Group Companies not to:

(a)            amend any of the Organizational Documents of the Group Companies;

(b)            (i) adjust, split, subdivide, combine, recapitalize, reclassify or make any other change in the capital stock of the Group Companies, (ii) directly or indirectly transfer, issue, deliver, sell, offer to sell, authorize, encumber, pledge or dispose of any shares of the capital stock or any securities convertible or exchangeable into or exercisable for any shares of the capital stock of the Group Companies, (iii) grant any Person options, warrants, calls or other rights to purchase or otherwise acquire, repurchase or redeem equity securities of, or any stock appreciation, phantom stock or other similar right with respect to, the Group Companies or (iv) declare or pay any dividends or distributions of Equity Securities of the Group Companies;

(c)            except as provided on Section 4.3(c) of the Disclosure Schedule or as may be required under applicable Law, (i) increase the annual compensation or benefits payable or to become payable to any of the directors, officers, current or former employees, independent contractors or consultants of the Business, except for increases in compensation and benefits (A) which are made in the ordinary course of business with past practice with respect to employees with a base salary less than $150,000, (B) to the extent required by applicable Law, this Agreement or any Benefit Plan or (C) to comply with Section 409A of the Code and guidance applicable thereunder; (ii) hire, terminate (other than for cause), transfer or promote any U.S. Employee (or any individual who would be a U.S. Employee if employed on the date hereof), except in the ordinary course of business consistent with past practice with respect to employees with a base salary less than $150,000; (iii) hire any individual who would be an Other Country Employee employed on the date hereof, except in the ordinary course of business consistent with past practice with respect to employees with a base salary less than $150,000 (or local currency equivalent thereof); (iv) transfer the employment of any employee of Seller or any of its Affiliates who is not an Employee as of the date hereof such that such individual becomes an Employee; (v) establish, adopt, enter into, amend in any material respect, commence participation in or terminate any Assumed Plan or any plan, policy, program, arrangement or agreement that would be an Assumed Plan if it were in existence as of the date hereof; or (vi) take any action to accelerate the vesting or payment of any compensation or benefits or any action to fund or secure the payment of any compensation or benefits to any U.S. Employee or Other Country Employee or any current or former employee, director, officer, independent contractor or consultant of any Group Companies or the Business;

(d)            directly or indirectly sell, lease, license, transfer, pledge, encumber, grant, allow to lapse or dispose of any material asset, including the capital stock of the Group Companies, other than (i) the sale of inventory in the ordinary course of business consistent with past practice, (ii) the disposition of used, obsolete or excess equipment, (iii) other dispositions, including non-exclusive licenses of Intellectual Property Rights to customers and distributors of the products of the Group Companies, made in the ordinary course of business consistent with past practice, or (iv) any Permitted Liens;

(e)            change in any material respect its accounting policies or procedures, other than as required by a change after the date hereof in GAAP or applicable Law;

(f)             other than in the ordinary course of business, (i) sell, lease, license or acquire any real property, or (ii) enter into any Contract that provides for the leasing, subleasing, licensing, use, or any leasehold or other interest, as applicable, of or in any real property involving annual payments in excess of $50,000;

(g)            adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization with respect to Seller or the Group Companies;

(h)            acquire by merging or consolidating with, or purchasing all or a material portion of the assets or Equity Securities of, any corporation, partnership, association or other business organization or division thereof;

(i)             with respect to any of the Group Companies or the Business, make or commit to make any capital expenditures that exceed, in the aggregate, $50,000, except for capital expenditures set forth on Section 4.3(i) of the Disclosure Schedule;

(j)             waive the restrictive covenant obligations of any Employee or any former employee of Seller or its Affiliates who performed services for the Business;

(k)            except as required by applicable Law, (i) enter into any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council; or (ii) recognize or certify any labor union, labor organization, works council or group of employees of Seller or its Affiliates as the bargaining representative for any Employees;

(l)             except in the case of an action taken by an affiliated, consolidated, combined or unitary group of which any of the Group Companies are members along with Seller or an of its Affiliates (other than the Group Companies), with respect to the Group Companies, (i) make, change or revoke any material Tax election, (ii) adopt or change any material method of Tax accounting, (iii) amend any material Tax Return, (iv) settle or compromise any material claim, notice, audit, assessment or other proceeding relating to Taxes, (v) fail to file any material Tax Return when due, (vi) surrender or compromise any right to claim a material Tax refund, offset or other material reduction in Tax Liability, (vii) enter into any agreement affecting any material Tax Liability or refund or file any request for rulings or special Tax incentives with any Taxing Authority, (viii) enter into any Tax Sharing Agreement, (ix) extend or waive the statute of limitations period applicable to any material Tax or Tax Return, or (x) other than in the ordinary course of business, take, cause or otherwise permit any other Person to take or cause any action which could (A) increase Buyer’s or any of its Affiliates (which following the Closing shall include the Group Companies) Liability for Taxes or (B) result in, or change the character of, any income or gain that Buyer or any of its Affiliates (which following the Closing shall include the Group Companies) must report on any Tax Return;

(m)            (i) enter into any Contract that, if in effect on the date hereof, would be a Material Contract or a Government Contract other than in the ordinary course of business, (ii) amend, modify, renew or waive any material rights or provisions of any Material Contract or Government Contract other than in the ordinary course of business or (iii) terminate any Material Contract or Government Contract (other than expirations of any such Contract or Government Contract in accordance with its terms);

(n)            initiate, compromise or enter into any settlement of pending Actions, except any compromise or settlement that does not (A) restrict in any manner the operation of the Business or the Group Companies; (B) require any admission of negligence, misconduct, liability, culpability or responsibility by any Group Companies or the Business; (C) require any non-monetary action or inaction of any Group Companies; or (D) require (or would reasonably be expected to require) a monetary payment of greater than $100,000 and, if less than $100,000, then only to the extent such compromise or settlement is paid in full prior to the Closing or reflected in full as a current Liability for purposes of calculating Closing Working Capital;

(o)            incur any Funded Indebtedness or any Liens on any property or assets of any Group Companies or the Business (other than Permitted Liens), except for (i) Liens to be released at or prior to the Closing or (ii) advancement of credit to customers or expenses to employees in the ordinary course of business consistent with past practice;

(p)            enter into any Contract with any Related Party, except for the purchase orders for the purchase and sale of products and services entered into in the ordinary course of business consistent with past practice or the Ancillary Agreements contemplated hereby; or

(q)            agree or otherwise commit to do any of the foregoing.

Notwithstanding anything to the contrary in this Section 4.3, the following will not be considered a violation of this Section 4.3 or of any other obligation of Seller to operate the Business as carried on by the Group Companies in the ordinary course of business consistent with past practice: any action taken or not taken by Seller or the Group Companies in good faith in order to comply with any quarantine, “shelter in place”, “stay at home”, social distancing, shut down, closure, sequester or other Laws, guidelines or recommendations of any Governmental Authority in connection with or in response to COVID-19.

Any action expressly permitted under any one clause of this Section 4.3 shall be permitted under all other clauses of this Section 4.3. Nothing contained in this Agreement shall give Buyer, directly or indirectly, rights to control or direct the operations of the Group Companies before the Closing. Before the Closing, Seller shall, consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Group Companies.

Section 4.4         Directors’ and Officers’ Indemnification.

(a)            During the six (6) years following the Closing Date, (i) all rights to indemnification or exculpation now existing in favor of the current and former directors and officers of the Group Companies and other Persons (the “Company Indemnified Persons”), as provided in their respective Organizational Documents as of the date of this Agreement, with respect to any matters occurring prior to the Closing, shall survive the Contemplated Transactions, and (ii) Buyer shall not permit the Organizational Documents of the Group Companies to be amended in any respect to the contrary.

(b)            The Company Indemnified Persons entitled to the indemnification, liability limitation, exculpation, and insurance described in this Section 4.4 are intended to be third party beneficiaries of this Section 4.4. This Section 4.4 shall survive the consummation of the Contemplated Transactions for a period of six (6) years and shall be binding on all successors and assigns of Buyer.

(c)            If Buyer, the Group Companies or any of their respective successors or assigns, proposes to (i) consolidate with or merge into any other Person, or (ii) transfer all or substantially all of its assets or properties to any Person, then, and in each case, Buyer shall use commercially reasonable efforts to cause proper provision to be made prior to or concurrently with the consummation of such transaction so that the surviving corporation or entity in such proposed transaction, or the successors and assigns of Buyer or the Group Companies, as the case may be, shall, from and after the consummation of such transaction, assume and comply with the covenants and obligations set forth in this Section 4.4.

Section 4.5         Acquisition Proposals. From the date hereof until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Article 8 hereof, the Group Companies and Seller shall not, and the Group Companies shall use reasonable best efforts to cause its directors, officers, trustees, employees, or any of its investment bankers, attorneys or other advisors, agents or representatives not to, directly or indirectly, participate in any discussions or negotiations regarding, or solicit, initiate or encourage the submission of, an Acquisition Proposal or furnish to any Person any information in furtherance of an Acquisition Proposal, or otherwise assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing.  Each of the Group Companies and Seller will (a) promptly notify Buyer orally and by email if any discussions or negotiations are sought to be initiated, any inquiry or proposal is made, or any information is requested by any Person with respect to any Acquisition Proposal or proposal which could lead to an Acquisition Proposal, (b) promptly notify Buyer of all material terms of any Acquisition Proposal including the identity of the Person making the Acquisition Proposal or the request for information, and (c) in the event a third party makes a written offer or proposal to Seller with respect to any Acquisition Proposal, Seller will promptly send to Buyer a copy of any such written offer or proposal.  Each of the Group Companies and Seller shall, and shall cause each of their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents to, cease and cause to be terminated all discussions and negotiations that have taken place prior to the date hereof, if any, with any Persons with respect to any Acquisition Proposal.  In addition, each of the Group Companies and Seller shall take all commercially reasonable steps that are necessary to enforce any existing standstill, non-solicitation, confidentiality or other agreements between any of the Group Companies and/or Seller and third parties relating to any Acquisition Proposal, and shall not terminate, waive or modify such agreements prior to the Closing without the prior written consent of Buyer.  Each of the Group Companies and Seller agrees that it shall be, jointly and severally, responsible for any breach of this Section 4.5 by any of it or any of its respective directors, officers, employees, or any of its respective Affiliates, as if the foregoing were parties to this Agreement and bound by this Section 4.5.

Article 5
Additional Covenants of the Parties

Section 5.1         Access to Information; Confidentiality; Non-Solicitation.

(a)            For a period of seven (7) years from the Closing Date, Seller and its Affiliates shall use commercially reasonable efforts to preserve and keep all books and records relating to the Group Companies, to the extent that such books and records are not provided to Buyer at Closing, with respect to any period prior to the Closing (“Seller Pre-Closing Books and Records”) and provide the reasonable cooperation and assistance of Seller’s or its Affiliates’ employees responsible for such books, records and documents, in each case, during normal business hours, under supervision of such party’s personnel and upon reasonable advance written notice, as may be reasonably requested by Buyer and its Affiliates to the extent necessary for the preparation of insurance claims, financial statements or regulatory filings in respect of any period prior to the Closing. For a period of seven (7) years from the Closing Date, Buyer and its Affiliates shall use commercially reasonable efforts to preserve and keep all books and records relating to the Group Companies and provide access to the books, records and documents of the Group Companies with respect to any period prior to the Closing and provide the reasonable cooperation and assistance of Buyer’s or its Affiliates’ employees responsible for such books, records and documents of the Group Companies, in each case, during normal business hours, under supervision of such party’s personnel and upon reasonable advance written notice, as may be reasonably requested by Seller and its Affiliates to the extent necessary for the preparation of insurance claims, litigation with third parties, audits of Government Contracts, financial statement preparation, regulatory filings or other legitimate and non-competitive business reasons, in each case, in respect of any period prior to the Closing. Each party shall be entitled to recover its out-of-pocket costs (including, without limitation, copying costs) incurred in providing such records and/or personnel to the other party.

(b)            Subject to Section 5.3, from and after the date of this Agreement, except as may be required to facilitate the Transition Services Agreement and the Toll Manufacturing Agreement, Seller shall not, and shall cause its directors, officers, employees and Affiliates not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized officers, directors, managers, employees and representatives of Buyer or its Affiliates or use or otherwise exploit for its own benefit or for the benefit of anyone other than Buyer or its Affiliates, any Confidential Information. Seller and its directors, officers, employees or Affiliates shall not have any obligation to keep confidential any Confidential Information if and to the extent disclosure thereof is specifically required by applicable Law; provided that, to the extent disclosure thereof is specifically required by applicable Law, Seller shall, to the extent reasonably practicable and not legally prohibited, promptly notify Buyer of such disclosure prior to making such disclosure with reasonably sufficient time, where reasonably practicable, to allow Buyer to seek protective measures for Confidential Information (and Seller and its Affiliates shall cooperate with Buyer in seeking such protection, at Buyer’s sole cost and expense). “Confidential Information” means (a) any formula, pattern, device or compilation of information which is used in the Business and includes, but is not limited to, proprietary technology, operating procedures and methods of operation, financial statements and other financial information, trade secrets, market studies and forecasts, competitive analyses, target markets, advertising techniques, pricing policies and information, the substance of agreements with customers, subcontractors and others, marketing and similar arrangements, servicing and training programs and arrangements, customer and subcontractor lists, customer profiles, customer preferences, other trade secrets and any other documents embodying confidential and proprietary information and (b) all non-public, proprietary or confidential information relating to Buyer or its Affiliates disclosed to Seller or any of its Affiliates or any of their respective representatives in connection with this Agreement. Confidential Information does not include, and there shall be no obligation hereunder with respect to, information that (i) is generally available to the public on the date of this Agreement, (ii) becomes generally available to the public after the date of this Agreement other than as a result of a disclosure not otherwise permissible hereunder or (iii) is developed by Seller or its Affiliates without use of, or reference to, any Confidential Information, (iv) becomes first available to Seller or its Affiliates after the Closing Date on a non-confidential basis (provided that the source of such information was not known by Seller or such Affiliate to be bound by a legal, fiduciary or contractual obligation of confidentiality to Buyer or any of its Affiliates (including the Group Companies), (v) is required, based upon the advice of the Seller’s outside counsel, to be disclosed in connection with any Action by or against a third-party or any dispute between the parties with respect to this Agreement, (vi) relates to the terms (including price) of the Contemplated Transactions so long as such information is being provided to representatives of Seller on a confidential basis or third party lenders in compliance with any financial statement disclosure obligations in loan documents. Each of Buyer and Seller acknowledges that the Confidentiality Agreement shall continue in full force and effect until the Closing and, effective upon the Closing, the Confidentiality Agreement shall terminate.

(c)            Seller agrees that for the period commencing on the Closing Date and expiring on the eighteen (18)-month anniversary of the Closing Date, neither it nor any of its Affiliates will directly or indirectly (i) induce or solicit (or assist or encourage any other Person in inducing or soliciting) for employment or any similar arrangement any Continuing Employee or (ii) hire (or assist or encourage any other Person in hiring) any Continuing Employee; provided, however, that this Section 5.1(c) (A) shall not apply to any Continuing Employee who has left the employment of Buyer or any of its Affiliates for more than three (3) months and no activity otherwise prohibited by this Section 5.1(c) shall have occurred prior to such Continuing Employee’s departure, (B) shall not prohibit general solicitations for employment through advertisements or other means not specifically directed toward any employees of Buyer or its Affiliates, (C) shall not prohibit engaging any recruiting firm or similar organization to identify and solicit persons for employment on Seller’s or its Affiliates’ behalf, so long as Seller and its Affiliates have not instructed or otherwise directed such recruiting firm or organization to target, any of the Continuing Employees, and (D) the hiring of any Continuing Employee who has been terminated or otherwise separated by Buyer or any of its Affiliates (it being understood that if any such Continuing Employee’s service is discontinued by Buyer or its Affiliates, and not by the Continuing Employee, then Seller shall be permitted to hire such Continuing Employee and the three (3)-month period in clause (A) shall not apply).

Section 5.2         Further Assurances. Following the Closing, each of Seller and Buyer shall, and shall use commercially reasonable efforts to cause its respective Affiliates and its Affiliates’ representatives to, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably be requested by Buyer or by Seller, as the case may be, to confirm and assure the rights and obligations provided for in this Agreement and the Ancillary Agreements and render effective the consummation of the Contemplated Transactions and thereby, or otherwise to carry out the intent and purposes of this Agreement, in each case, at the sole cost and expense of the requesting party (unless otherwise specified herein).

Section 5.3         Publicity. Except (a) for a press release approved by the parties at the entering into of this Agreement and at, prior to or after the Closing, (b) to the extent required, in the reasonable judgment of the applicable party, by Law or Governmental Authorities (including disclosures advisable or required under the securities Laws or any listing agreement covering publicly traded securities) or (c) for disclosures to limited partners or investors for the purpose of (and to the extent consistent with such Person’s customary practice regarding) investment reporting in the ordinary course of business, neither Seller nor any of its Affiliates nor Buyer nor any of its Affiliates shall release, generate or permit any press release or public announcement concerning this Agreement, the Ancillary Agreements or the Contemplated Transactions without the prior express written consent of the other party, which consent shall not be unreasonably withheld, delayed or conditioned. If disclosure is required by applicable Law (including disclosures advisable or required under the securities Laws or any listing agreement covering publicly traded securities), the party making the release or announcement shall, to the extent not prohibited by applicable Law, before making such release or announcement, consult in advance with the other party, including providing a copy thereof to the other party prior to such issuance, and make any changes in respect to the text thereof reasonably and promptly requested by such other party. No party shall be required to provide notice to the other, obtain consent of the other or otherwise comply with this Section 5.3 to the extent any information about this Agreement, the Ancillary Agreements or the Contemplated Transactions contained in the proposed release or announcement is consistent with information that has previously been made public without breach of the obligations under this Section 5.3 by the party proposing to issue such release or announcement.

Section 5.4         Cyalume Name. Following the Closing, neither Seller nor any of its Affiliates shall directly or indirectly use or permit the use of, distribute, display or market any article or instrument of any kind, that reflects or includes the name “Cyalume” or any name substantially similar thereto. As soon as reasonably practicable after the Closing, but in no event later than twenty-four (24) months after the Closing, Seller shall, and shall cause its Affiliates to, remove the names and other identifying marks of Cyalume from all business operations, including (a) sales and product literature and promotional materials, signs, invoices, labels, letterhead, business cards, packaging, or advertisement, (b) any signage on any vehicles or other assets, and (c) any websites operated in connection with the businesses of Seller and its Affiliates. Notwithstanding the foregoing, (i) Seller shall promptly change its name with the Secretary of State of Delaware to a name that does not include “Cylaume” not later than thirty (30) days after the Closing and promptly provide Buyer with written evidence of such name changes, and (ii) Seller’s subsidiary, Cyalume Specialty Products, Inc., shall change its name with the Secretary of State of the State of Delaware to a name that does not include “Cyalume” not later than the first anniversary of the Closing Date; provided, that during such one-year period, Cyalume Specialty Products, Inc. shall be entitled to use the name “Cyalume Specialty Products” but shall not be entitled to use any other deviation or variation of the name “Cyalume” and shall be limited to using “Cyalume Specialty Products” in connection with the business that is currently conducted by Cyalume Specialty Products, Inc. Notwithstanding the foregoing, any Seller Affiliate that is a private equity fund may use the Cyalume name and mark on its printed materials and website for the sole purpose of describing the prior ownership of the Group Companies.

Section 5.5         Termination of Affiliate Arrangements and Intercompany Accounts. Except for (i) the Toll Manufacturing Agreement and the Transition Services Agreement to be entered into at the Closing; and (ii) the Services Agreement, Seller shall cause all Intercompany Agreements between Seller or any of its Affiliates (including any of the Group Companies), on the one hand, and any of the Group Companies, on the other hand, to be settled or otherwise eliminated prior to the Closing in such a manner as Seller shall reasonably determine in consultation with Buyer, in each case without any further liability to the Group Companies upon or following the Closing. The Seller shall cause all Intercompany Accounts (other than any Intercompany Accounts with respect to the Services Agreement) to be cancelled, repaid or otherwise eliminated in full prior to or at the Closing, without any further liability to the Group Companies upon or following the Closing.

Section 5.6         Treatment of Employees.

(a)            During the period commencing on the Closing Date and ending on the date which is twelve (12) months from the Closing Date (the “Continuation Period”), Buyer, one of its Affiliates or Seller during the period set forth in the Transition Services Agreement shall provide each employee who is employed by any of the Group Companies (as determined immediately prior to the Closing, “Company Employee”) who remains employed by any of the Group Companies immediately after the Closing (“Continuing Employee”) with: (i) base salary or hourly wages which are no less than the base salary or hourly wages provided by one of the Group Companies immediately prior to the Closing; (ii) target annual cash bonus opportunities (excluding equity-based compensation), if any, which are substantially comparable in the aggregate to the target annual cash bonus opportunities (excluding equity-based compensation) provided by one of the Group Companies immediately prior to the Closing; (iii) health and welfare benefits that are substantially comparable in the aggregate to those provided under the Benefit Plans in which such Continuing Employee participated immediately prior to the Closing; and (iv) retirement benefits that are substantially comparable in the aggregate to those provided under the Benefit Plans in which such Continuing Employee participated immediately prior to the Closing.

(b)            During the Continuation Period, Buyer shall provide Continuing Employees with the same salary or hourly wage rate as provided to such employees immediately prior to the Closing Date and with employee benefits (excluding equity arrangements) that are not materially less favorable in the aggregate to the compensation and benefits provided by Buyer or any of its Affiliates from time to time to similarly situated employees of Buyer and its Affiliates. Buyer further agrees that, from and after the Closing Date, Buyer shall and shall cause each of the Group Companies to grant all of its employees credit for any service with any of the Group Companies earned prior to the Closing Date (i) for eligibility, benefit and vesting purposes, and (ii) for purposes of vacation accrual and severance benefit determinations under any benefit or compensation plan, program, agreement or arrangement that may be established or maintained by Buyer or any of the Group Companies on or after the Closing Date (collectively, the “New Plans”), except as would result in duplication of benefits. In addition, Buyer shall use commercially reasonable efforts to (A) cause to be waived all pre-existing condition exclusions and actively at work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans to the extent waived or satisfied by an employee under any Benefit Plan as of the Closing Date, and (B) cause any deductible, co-insurance and covered out-of-pocket expenses paid during the calendar year of the Closing and on or before the Closing Date by any Continuing Employee (or covered dependent thereof) to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out of pocket provisions after the Closing Date under any applicable New Plan in the year of initial participation.

(c)            It is understood and agreed that neither Seller nor any of the Group Companies shall have any responsibility to pay severance to any Continuing Employees as a result of the transactions contemplated by this Agreement and that any obligation to pay severance that arises following the Closing Date due to actions taken by Buyer or any of the Group Companies shall be borne solely by Buyer and/or the Group Companies.

(d)            Except as otherwise provided in this Agreement, effective as of the Closing Date, Continuing Employees and their eligible spouses and other eligible dependents shall cease active participation in (and accrual of additional benefits under) all Benefit Plans. Notwithstanding the immediately preceding sentence, Continuing Employees, their eligible spouses and other eligible dependents shall continue after the Closing Date to participate in health and welfare Benefit Plans as terminated but vested employees or eligible spouses or dependents thereof in accordance with the terms of such health and welfare Benefit Plans for no more than sixty (60) days after the Closing Date in accordance with the terms of the Transition Services Agreement (the “Transition Period”).

(e)            As soon as practicable following notification by Buyer to Seller that a defined contribution plan that is sponsored by Buyer or one of its Affiliates and is intended to meet the qualification requirements of Code Section 401(a) that includes a cash or deferred arrangement under Code Section 401(k) (a “Buyer 401(k) Plan”) is available, but in no event prior to the Closing, Seller shall cause to be spun-off and Buyer shall merge into the Buyer 401(k) Plan the assets and liabilities of any employees or former employees of the Group Companies and their respective beneficiaries from each Benefit Plan that is a defined contribution plan in accordance with applicable requirements of the Code. In order to implement this Section 5.6(e), Buyer and Seller shall cooperate in the exchange of information, the notification of participants in such Benefit Plans and the preparation of any documentation required to be filed with any Governmental Authority.

(f)            Buyer shall have in effect, or cause to be in effect, on or as soon as administratively practicable following the Closing, flexible spending accounts under a cafeteria plan under Section 125 of the Code (the “Buyer Cafeteria Plan”) that provides benefits to Continuing Employees who participate in the flexible spending account plan(s) of Seller or its Affiliates as of the Closing Date (a “Seller Cafeteria Plan”). Buyer will cause the Buyer Cafeteria Plan to honor and continue through the end of the calendar year in which the Closing Date occurs the elections made by each Continuing Employee under any Seller Cafeteria Plan in respect of the flexible spending accounts that are in effect immediately prior to the Closing Date. As soon as reasonably practicable following the Transition Period, Seller shall cause to be transferred to Buyer an amount in cash equal to the net amount of the aggregate accumulated contributions to the flexible spending accounts under any Seller Cafeteria Plan made during the year in which the Closing Date occurs by the Continuing Employees less the aggregate reimbursement payouts made for such year from such accounts to such Continuing Employees. In the event the net amount is a negative balance as of the end of the Transition Period, Buyer shall cause to be transferred to Seller an amount in cash equal to such amount. Buyer shall cause such amounts to be credited to each such Continuing Employee’s corresponding account under the Buyer Cafeteria Plan in which such Continuing Employee participates following the Transition Period. On and after the end of the Transition Period, Buyer shall assume and be solely responsible for all claims for reimbursement by Continuing Employees, whether incurred prior to, on or after the end of the Transition Period, that have not been paid in full by the end of the Transition Period, which claims shall be paid pursuant to and under the terms of the Buyer Cafeteria Plan.

(g)            Seller and Buyer shall take any actions necessary to transfer the “Health Savings Accounts” (within the meaning Section 223(d) of the Code) of Continuing Employees from Seller to Buyer following the Transition Period.

(h)            Each of the parties hereto acknowledges and agrees that all provisions contained in this Section 5.6 are included for the sole benefit of the parties hereto and that nothing in this Section 5.6, whether express or implied, shall confer any rights or benefits (including any third-party beneficiary rights) on any Person other than the parties to this Agreement. Nothing contained in this Section 5.6 (whether express or implied) shall (i) be considered or deemed to establish, amend, or modify any Benefit Plan or any other benefit or compensation plan, program, policy, agreement or arrangement, (ii) prohibit or limit the ability of Buyer, any of the Group Companies, or any of their respective Affiliates to amend, modify or terminate any benefit or compensation plan, program, policy, agreement, arrangement, or contract at any time assumed, established, sponsored or maintained by any of them, or (iii) create or confer any third party beneficiary or other rights in any Person, including any Company Employees, former Company Employees, Continuing Employees, any participant in any employee benefit plan, or any dependent or beneficiary thereof to continued employment or engagement or any particular term or condition of employment or engagement of any Person with Buyer, any of the Group Companies or any of their respective Affiliates.

Section 5.7         Transfer of Certain Licenses. With respect to software that is licensed to the Seller or one of its Affiliates (other than the Group Companies) by a third party and used in connection with the Business pursuant to a seat license, site license, named user license, token license or similar license model (collectively, the “Seat Licenses”), the Seller shall, and shall cause such Affiliates to, use reasonable best efforts to assign the Seat Licenses set forth in Section 5.7 of the Disclosure Schedule (the “Transferred Seat Licenses”) to the Group Companies prior to the Closing Date. The Seller shall pay any and all fees, costs or expenses due and payable to any third party in connection with the assignment of the Transferred Seat Licenses. The Buyer shall cooperate with the Seller’s reasonable requests in connection with the assignment of the Seat Licenses, including by executing and delivering such documents as are reasonably requested by such third parties in connection with such assignment.

Section 5.8         French Real Property  . Following the Closing Date, the parties shall, and shall cause their respective Affiliates to, cooperate fully, as and to the extent reasonably requested by any other party, in connection with (i) updating the public records with respect to the ownership of the French Real Property with the proper Governmental Authority in accordance with applicable Laws to reflect the current name of Cyalume SAS from its prior name of the Omniglow SAS; (ii) the publication in accordance with applicable Laws of the name change of Cyalume SAS in the public records with respect to the ownership of the French Real Property; and (iii) the updating of the public records of the proper Governmental Authority to reflect the prior release and cancellation of the liens and mortgage on the French Real Property. It is understood and agreed that all out-of-pocket costs, fees and expenses associated with the foregoing matters shall be considered Group Companies Transaction Expenses.

Article 6
Tax Matters

Section 6.1         Cooperation on Tax Matters. The parties shall, and shall cause their respective Affiliates to, cooperate fully, as and to the extent reasonably requested by any other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such filing of Tax Returns, audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The parties agree to retain or cause to be retained all books and records with respect to Tax matters pertinent to the Group Companies relating to any Tax period beginning before the Closing Date until the expiration of the statute of limitations of the respective Tax periods, and to abide by all record retention agreements entered into with any taxing authority.

Section 6.2         Tax Returns. Seller shall prepare, or cause to be prepared, all Tax Returns for any affiliated, consolidated, combined or unitary groups of which any of the Group Companies are members along with Seller or any of its Affiliates (other than the Group Companies) (the “Affiliated Group Tax Returns”). With regard to Tax Returns for the Group Companies other than the Affiliated Group Tax Returns, (i) Seller shall prepare, or cause to be prepared, all Tax Returns for any Tax period ending on or prior to the Closing Date (the “Pre-Closing Tax Returns”) and (ii) Buyer shall prepare, or cause to be prepared, all Tax Returns for any Straddle Period (the “Straddle Period Tax Returns”). Except as required by applicable Tax Law, any such Pre-Closing Tax Returns or Straddle Period Tax Returns shall be prepared consistent with the past practices of the Group Companies. Not less than twenty (20) days prior to the due date of any Straddle Period Tax Return that is prepared pursuant to this Section 6.2, a copy of the Straddle Period Tax Return proposed to be filed shall be delivered to Seller for its review and approval (which approval shall not be unreasonably withheld, conditioned or delayed).

Section 6.3         Allocation of Straddle Period Taxes. To the extent it is necessary for purposes of this Agreement to determine the allocation of Taxes between the pre-Closing and post-Closing portions of a Straddle Period, (i) the amount of any Taxes based on or measured by income, receipts, payroll, or sales of the Group Companies for the portion of the Straddle Period ending on and including the Closing Date will be determined based on an interim closing of the books as of the close of business on the Closing Date, provided, however, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period beginning the day after the Closing Date in proportion to the number of days in each such period, and (ii) the amount of other Taxes of the Group Companies not described in the foregoing clause (i) for the portion of the Straddle Period ending on and including the Closing Date will be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on and including the Closing Date and the denominator of which is the number of days in such Straddle Period.

Section 6.4         Tax Refunds. Seller shall be entitled to all Tax refunds and credits (and any interest thereon) of the Group Companies relating to any Pre-Closing Tax Period, including the portion of a Straddle Period ending on and including the Closing Date, except to the extent, if any, that such refund or credit is included in the Closing Statement. Any such Tax refunds or credits received after the Closing by Buyer or any of its Affiliates (including the Group Companies) shall be remitted by Buyer to Seller within five (5) Business Days of the receipt of such refund or credit.

Section 6.5         Post-Closing Actions. After the Closing, without the prior written consent of Seller, Buyer shall not, and shall not permit any of its Affiliates (including the Group Companies) to, (i) re-file, amend or otherwise modify any Tax Return of the Group Companies for any Pre-Closing Tax Period or (ii) subject to Section 6.10, voluntarily approach any taxing authority regarding any Taxes or Tax Returns of any of the Group Companies for any Pre-Closing Tax Period.

Section 6.6         Intended Tax Treatment. As a result of the sale of the Shares as contemplated by this Agreement, Cyalume and CT SAS will cease to be members of the United States consolidated group of which CPS Performance Materials Holdings Corp. is the common parent, effective at the end of the Closing Date. Any Taxes resulting from transactions entered into at the direction of the Buyer or any of its Affiliates by the Group Companies outside the ordinary course of business occurring on (or as of) the Closing Date but after the Closing, other than any action required to be taken by any of the Group Companies on the Closing Date as a result of a Contract entered into by any such Group Companies and/or the Seller or any of its Affiliates prior to the Closing. shall be the responsibility of Buyer and shall be not be treated as Pre-Closing Taxes. To the fullest extent permitted by Tax Law, all of the Group Companies Transaction Expenses will be treated as Tax deductions relating to a Pre-Closing Tax Period, and Seller and Buyer agree that the deductible amount of expenses addressed by IRS Revenue Procedure 2011-29 will be determined based upon the safe harbor election described therein.

Section 6.7         Tax Contests. After the Closing, Buyer will promptly notify Seller in writing upon the commencement of any Tax audit, suit, action or proceeding (each, a “Tax Contest”) involving one or more of the Group Companies, with respect to a tax period closing on or before the Closing Date or a Straddle Period. Seller shall have the right to control the defense of a Tax Contest for a tax period closing on or before the Closing Date, which control will include, subject to the immediately following sentence, the right to settle, compromise or concede such Tax Contest and the right to employ counsel of its choice at its expense, provided, however, that Seller will keep Buyer apprised of developments relating to such Tax Contest, will provide Buyer with copies of all correspondence from any taxing authority relating to such Tax Contest, and will conduct the defense of such Tax Contest diligently and in good faith. Seller will not settle, compromise or concede a Tax Contest to the extent it would adversely affect the Tax liability of Buyer or any of the Group Companies for any tax period beginning after the Closing Date without the prior consent of Buyer, which consent will not be unreasonably withheld, conditioned or delayed. Buyer shall have the right to control the defense of a Tax Contest for a Straddle Period, which control will include, subject to the immediately following sentence, the right to settle, compromise or concede such Tax Contest and the right to employ counsel of its choice at its expense, provided, however, that Buyer will keep Seller apprised of developments relating to such Tax Contest, will provide Seller with copies of all correspondence from any taxing authority relating to such Tax Contest, and will conduct the defense of such Tax Contest diligently and in good faith. Buyer will not settle, compromise or concede such a Tax Contest without the prior consent of Seller, which consent will not be unreasonably withheld, conditioned or delayed. Seller will have the right to participate in the defense of any such Tax Contest and to employ counsel of its choice at its expense.

Section 6.8         Transfer Taxes. The Buyer, on the one hand, and the Seller, on the other hand, shall each be responsible for fifty percent (50%) of the Transfer Taxes solely attributable to the sale of Shares. The Person responsible under applicable Law shall prepare, execute and timely file any Tax Returns required to be filed with respect to such Transfer Taxes. The Buyer and the Seller shall reasonably cooperate to minimize any such Transfer Taxes and shall execute and deliver or cause their respective Affiliates to execute and deliver all instruments and certificates necessary to enable the other to comply with any filing requirements relating to such Transfer Taxes.

Section 6.9         Tax Election. If Seller were to realize a loss for U.S. federal income tax purposes on the sale of the Shares of Cyalume and/or the sale of the Shares of CT SAS, Seller shall cause an election under Treasury Regulations Section 1.1502-36(d)(6) to be made on the consolidated US federal income tax return for the year in which the sale of the Shares takes place, with CPS Performance Materials Holdings Corp. as the common parent, by which action will be taken to the extent necessary so that Cyalume and/or CT SAS do not incur an attribute reduction as a result of the sale of the applicable Shares.

Section 6.10         France Withholding Tax. Within sixty (60) days after the Closing, Seller shall deliver to Buyer an analysis on whether any France withholding tax is due in respect of the payment (on or after September 10, 2017) of dividends by Cyalume SAS to CT SAS, and if such analysis concludes that France withholding tax is due, such analysis shall include a summary of the amount of such withholding tax, along with a computation of potential interest and penalties, for Buyer’s approval, which approval shall not be unreasonably withheld, conditioned or delayed. If the analysis concludes that France withholding tax is due, Seller shall be obligated to, and shall have the sole right to, voluntarily approach the applicable French tax authorities regarding the unpaid withholding taxes, including the right to seek a reduction or elimination of interest and penalties through the raising of a good faith or other defenses. Seller shall have the sole right to negotiate with such French tax authorities and to settle or compromise the amount due, but Seller shall not enter into any settlement or compromise without the consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed. If a Tax Contest were to ensue, the second and third sentences of Section 6.7 shall apply. Seller hereby indemnifies and holds harmless Buyer and Buyer’s Affiliates from any such France withholding taxes, interest and penalties.

Article 7
Conditions Precedent

Section 7.1         Conditions to Obligations of Buyer. The obligation of Buyer to purchase the Shares and to otherwise consummate the Contemplated Transactions is subject to the satisfaction or fulfillment, at or before the Closing Date, of each of the following conditions precedent (any of which may be waived, in whole or in part, by Buyer in its sole discretion):

(a)         (i)         (A) The Group Companies Fundamental Representations shall be true and correct in all respects (other than de minimis inaccuracies) as of the date hereof and at and as of the Closing Date, as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct (other than de minimis inaccuracies) as of such earlier date), and (B) the representations and warranties set forth in clause (b) of Section 2.6 (Absence of Certain Changes) shall be true and correct in all respects as of the date hereof and at and as of the Closing Date, as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(ii)            The representations and warranties set forth in Article 2 (other than the Group Companies Fundamental Representations and the representations and warranties set forth in clause (b) of Section 2.6 (Absence of Certain Changes)) shall be true and correct in all respects, without regard to any “materiality” or “Material Adverse Effect” qualifications contained therein, as of the date hereof and at and as of the Closing Date, as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            Seller shall have duly performed and complied with, or shall have caused to be duly performed and complied with, in all material respects, all covenants required by this Agreement to be performed or complied with by Seller at or prior to the Closing.

(c)            No Material Adverse Effect. Since the date of this Agreement, there shall have not occurred a Material Adverse Effect.

(d)            (i) No Order shall have been entered by, or any Law enacted by, a Governmental Authority of competent jurisdiction and shall be in effect that restrains, enjoins, prevents or otherwise prohibits the consummation of the Contemplated Transactions and (ii) no Action shall have been threatened or brought by a Governmental Authority of competent jurisdiction seeking to restrain, enjoin, prevent or otherwise prohibit the consummation of the Contemplated Transactions.

(e)            Seller shall have delivered to Buyer a certificate to the effect that each of the conditions specified in Sections 7.1(a) through (c) has been satisfied;

(f)             Any Consents of any Governmental Authority listed on Section 7.1(f) of the Disclosure Schedule shall have been obtained or waived by the relevant Governmental Authority;

(g)            Seller shall have delivered to Buyer the deliveries set forth in Section 1.2;

(h)            all Consents that are listed in Section 7.1(h) of the Disclosure Schedule shall have been received, and Seller shall have delivered to Buyer executed counterparts thereof;

(i)             except as otherwise may be directed by Buyer prior to the Closing, Seller shall have delivered to Buyer the resignations of the directors and officers of each of the Group Companies;

(j)             Seller shall have paid or otherwise satisfied all Funded Indebtedness, Group Companies Transaction Expenses and Intercompany Accounts; and

(k)            Seller shall have assigned the Transferred Seat Licenses to the Group Companies.

Section 7.2         Conditions to Obligations of Seller. The obligation of Seller to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction or waiver of the following conditions:

(a)            (i) The Buyer Fundamental Representations shall be true and correct in all respects (other than de minimis inaccuracies) at and as of the Closing Date, as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct (other than de minimis inaccuracies) as of such earlier date).

(ii)            The representations and warranties set forth in Article 3 (other than the Buyer Fundamental Representations) shall be true and correct in all respects, without regard to any “materiality” qualifications contained therein, as of the date hereof and at and as of the Closing Date, as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representations and warranties to be so true and correct would not reasonably be expected to prevent, materially impair or materially delay Buyer’s ability to consummate the Contemplated Transactions or comply with its obligations hereunder.

(b)            Buyer shall have performed and complied with, in all material respects, all covenants and agreements required to be performed or complied with by Buyer under this Agreement at or prior to the Closing;

(c)            (i) no Order shall have been entered by, or any Law enacted by, a Governmental Authority of competent jurisdiction and shall be in effect that restrains, enjoins, prevents or otherwise prohibits the consummation of the Contemplated Transactions and (ii) no Action shall have been threatened or brought by a Governmental Authority of competent jurisdiction seeking to restrain, enjoin, prevent or otherwise prohibit the consummation of the Contemplated Transactions;

(d)            Buyer shall have delivered to Seller a certificate to the effect that each of the conditions specified in Section 7.2(a) through Section 7.2(b) have been satisfied;

(e)            Buyer shall have delivered to Seller the deliveries set forth in Section 1.2;

(f)             any Consents of any Governmental Authority listed on Section 7.1(f) of the Disclosure Schedule shall have been obtained or waived by the relevant Governmental Authority; and

(g)            all Consents that are listed in Section 7.2(g) of the Disclosure Schedule shall have been received, and Seller shall have delivered to Buyer executed counterparts thereof.

Section 7.3         Frustration of Closing Conditions. No party may rely, either as a basis for not consummating the Contemplated Transactions or for terminating this Agreement and abandoning the Contemplated Transactions, on the failure of any condition set forth in this Article 7 to be satisfied if such failure was primarily caused by such party’s breach of any provision of this Agreement or failure to use the efforts required to consummate the Contemplated Transactions, as required by and subject to the express terms and conditions of this Agreement, including Section 4.1.

Article 8
Termination

Section 8.1         Termination of Agreement. The parties may terminate this Agreement as provided below:

(a)            Buyer and Seller may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b)            Buyer or Seller may terminate this Agreement if the Closing shall not have occurred on or prior to July 1, 2022 (the “Termination Date”), and the party seeking to terminate this Agreement pursuant to this Section 8.1(b) shall not have breached in any material respect any of its representations, warranties, covenants, or agreements contained in this Agreement in any manner that shall have contributed to or resulted in the failure of the Closing to occur on or prior to the Termination Date;

(c)            Buyer may terminate this Agreement by giving written notice to Seller at any time prior to the Closing in the event (i) Seller has breached any representation, warranty, covenant, or agreement contained in this Agreement in any material respect, which breach would cause any of the conditions set forth in Section 7.1(a) or Section 7.1(b) not to be satisfied and (ii) Buyer shall have notified Seller of such breach in writing and such breach is incapable of cure, or, if such breach is capable of cure, the breach has continued without cure for a period of ten (10) Business Days after the notice of breach; provided that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to Buyer if Buyer is then in material breach of any of its representations, warranties, covenants, or agreements contained in this Agreement;

(d)            Seller may terminate this Agreement by giving written notice to Buyer at any time prior to the Closing in the event (i) Buyer has breached any representation, warranty, covenant, or agreement contained in this Agreement in any material respect, which breach would cause any of the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied and (ii) Seller has notified Buyer of such breach in writing and such breach is incapable of cure, or, if such breach is capable of cure, the breach has continued without cure for a period of ten (10) Business Days after the notice of breach; provided that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to Seller if Seller is then in material breach of any of its representations, warranties, covenants, or agreements contained in this Agreement; or

(e)            Buyer or Seller may terminate this Agreement by giving written notice to the other party if any Governmental Authority of competent jurisdiction shall have issued any final and nonappealable Order, or shall have enacted any Law, restraining, enjoining, preventing or otherwise prohibiting the Contemplated Transactions; provided that the right to terminate this Agreement under this Section 8.1(e) shall not be available to the applicable party if the material breach of any covenant or agreement of this Agreement by such party has resulted in the imposition of such Order or enactment of such Law.

Section 8.2         Effect of Termination. If either party terminates this Agreement in accordance with Section 8.1, this Agreement shall thereupon become void and of no further force or effect, and there shall be no liability or obligation on the part of the parties or any of their respective Affiliates, except (a) for Section 5.1 (Access to Information; Confidentiality; Non-Solicitation), Section 5.3 (Publicity), Section 10.1 (Definitions), Section 11.3 (Expenses), this Section 8.2 (Effect of Termination), and Article 11 (Miscellaneous), each of which provisions shall survive such termination and remain valid and binding obligations of the parties, and (b) that nothing herein shall relieve any party hereto from liability for any breach of any provision hereof or for fraud.

Article 9

Indemnification

Section 9.1         Survival. (a) The Group Companies Fundamental Representations and Buyer Fundamental Representations will survive for a period of six (6) years following the Closing Date, (b) the representations and warranties set forth in Section 2.17 (the “Tax Representations”) will survive until ninety (90) days after the expiration of the applicable statute of limitations (including all extensions and waivers thereof), and (c) the representations and warranties contained in this Agreement (other than the Group Companies Fundamental Representations, the Tax Representations and Buyer Fundamental Representations) will survive for a period of three (3) years following the Closing Date. The covenants of the parties that contemplate performance prior to the Closing will survive for a period of twelve (12) months following the Closing Date, after which all causes of action and liability with respect to such covenants shall terminate and be of no further force and effect. The covenants of the parties which contemplate performance following the Closing Date shall survive the Closing and remain in full force and effect in accordance with their terms; provided that all covenants and agreements contained herein related to Taxes will survive the Closing and terminate and expire, and shall cease to be of any force or effect, ninety (90) days after the expiration of the applicable statute of limitations (including all extensions and waivers thereof). The right of a party to bring a claim for indemnification (an “Indemnification Claim”) hereunder with respect to any covenant of the other party shall remain in effect for the period specified in this Section 9.1 with respect to such covenants. Notwithstanding the preceding sentences, any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences, if written notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time. Nothing in this Article 9 shall limit or prohibit the rights of Buyer and/or its Affiliates to pursue recoveries under the R&W Policy.

Section 9.2         Indemnification by Seller. From and after the Closing, and subject to this Article 9, Seller shall defend, indemnify and hold harmless each of Buyer, its Affiliates, and the Group Companies, and their respective officers, directors, equityholders, members, partners, managers, employees, agents, representatives, successors and assigns (collectively, the “Buyer Indemnitees”) from and against, and pay or reimburse Buyer Indemnitees for, any and all Losses sustained, incurred, imposed on or suffered by any Buyer Indemnitees resulting from, arising out of or relating to (a) any breach as of the Closing Date of any representation or warranty of Seller contained in Article 2, determined as if made on the Closing Date (except to the extent such representation or warranty speaks as of a particular date or period of time, in which case such breach shall be determined as of such particular date or period of time), (b) any breach, failure or non-fulfillment by Seller of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement, and (c) all Pre-Closing Taxes.

Section 9.3         Indemnification by Buyer. From and after the Closing, and subject to this Article 9, Buyer shall defend, indemnify and hold harmless Seller and its equityholders, members, partners, managers, officers, directors, employees, agents, representatives, successors and assigns (collectively, the “Seller Indemnitees”) from and against, and pay or reimburse Seller Indemnitees for, any and all Losses sustained, incurred, imposed on or suffered by any Seller Indemnitees resulting from, arising out of or relating to (a) any inaccuracy in or breach of any representation or warranty made by Buyer in Article 3 of this Agreement, (b) any breach, failure or non-fulfillment by Buyer of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement, or (c) all Post-Closing Taxes.

Section 9.4         Limitations on Indemnity. Buyer and Seller agree, for themselves and on behalf of Buyer Indemnitees and Seller Indemnitees:

(a)            Notwithstanding anything in this Agreement to the contrary, the liability of the Indemnifying Party to indemnify the Indemnified Party against any Losses shall be limited to claims with respect to which the Indemnified Party has given to the Indemnifying Party written notice thereof at or prior to the applicable survival date, if any, in accordance with Section 9.1.

(b)            Seller shall not be liable to Buyer Indemnitees for any Losses with respect to the matters contained in Section 9.2(a) until such time as the aggregate of all Losses with respect to the matters contained in Section 9.2(a) exceeds $175,000 (the “Indemnity Threshold”), in which event Seller shall be liable for all Losses in excess of the Indemnity Threshold up to an amount equal to $175,000 (the “Cap”). Subject to Section 9.7, the aggregate monetary liability of Seller in respect of all claims for breach of the Group Companies Fundamental Representations and indemnification pursuant to Section 9.2(b) shall be to the Purchase Price. For clarity, it is understood and agreed that the sole recourse of a Buyer Indemnitee for Losses suffered under Section 9.2(a), other than for a breach of a Group Company Fundamental Representation, shall be recovery from the R&W Policy. Subject to the limitations set forth in this Article 9, the order of recourse with respect to indemnification for Losses suffered by a Buyer Indemnitee under Section 9.2(a) for a breach of a Group Company Fundamental Representation shall be first recovered directly from the R&W Policy, up to the R&W Policy Limit, and then to the extent that such Loss has not been fully recovered under the R&W Policy, from Seller. Notwithstanding anything to the contrary set forth herein, the Indemnity Threshold and the Cap will not apply to the obligations of Seller to indemnify Buyer Indemnitees for (A) any breach of the Group Companies Fundamental Representations, (B) any claims for indemnification pursuant to Section 9.2(b) or Section 9.2(c) or (C) any claims brought on the basis of fraud. Nothing in this Article 9 will be deemed to limit or prohibit any rights of Buyer Indemnitees as against any insurer under the R&W Policy.

(c)            Buyer shall not be liable to Seller Indemnitees for any Losses with respect to the matters contained in Section 9.3(a) until such time as the aggregate of all Losses with respect to matters contained in Section 9.3(a) exceeds the Indemnity Threshold, and in which event Buyer shall be liable for all Losses in excess of the Indemnity Threshold. Notwithstanding the foregoing, the Indemnity Threshold shall not apply to any breach of the Buyer Fundamental Representations. Subject to Section 9.7, the aggregate monetary liability of Buyer in respect of all claims for indemnification pursuant to Section 9.3(a), other than with respect to a breach of a Buyer Fundamental Representation, will not exceed ten percent (10%) of the Purchase Price. Subject to Section 9.7, the aggregate monetary liability of Buyer in respect of all claims for indemnification pursuant to Section 9.3(b) shall be equal to the Purchase Price. Notwithstanding anything to the contrary set forth herein, the Indemnity Threshold and the aforementioned limitation on liability for breach by Buyer of representations and warranties that are not Buyer Fundamental Representations will not apply to the obligations of Buyer to indemnify Seller Indemnitees for (A) any breach of the Buyer Fundamental Representations, (B) any claims for indemnification pursuant to Section 9.3(b) or Section 9.3(c), or (C) any claims brought on the basis of fraud.

(d)            With respect to each indemnification obligation in this Agreement, (i) in no event shall an Indemnifying Party have liability to the Indemnified Party for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple, except if and to the extent any such damages are recovered against an Indemnified Party pursuant to a Third Party Claim by a Governmental Authority of competent jurisdiction, and (ii) the parties shall treat any indemnification payment made under this Agreement as an adjustment to the Purchase Price for Tax reporting and all other applicable purposes.

(e)            For purposes of this Article 9, any Material Adverse Effect, materiality and similar qualifiers contained in or otherwise applicable to any representations and warranties set forth this Agreement (other than those representations and warranties set forth in Section 2.6(a) and Section 2.6(b) and any representations and warranties requiring a list of items to be disclosed based on materiality qualifications) shall be ignored for the purpose of determining whether there exists or has occurred any inaccuracy in or breach of such representation or warranty and for the purpose of calculating the amount of applicable Losses resulting from such inaccuracy or breach.

(f)             The parties hereto shall take and cause their respective Affiliates to take all commercially reasonable steps to mitigate any Losses upon becoming aware of any event or circumstance which would reasonably be expected to, or does, give rise thereto.

Section 9.5         Notification of Claims; Third Party Claims.

(a)            A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties that may be liable for such indemnification (the “Indemnifying Party”) in writing of any claim in respect of which indemnity may be sought under this Article 9, in accordance with this Section 9.5.

(b)            If any claim or demand is made by a Person who is not party to this Agreement (a “Third Party Claim”) against an Indemnified Party that (if prosecuted or pursued successfully) would be a matter for which such Indemnified Party is entitled to indemnification under this Article 9, such Indemnified Party shall give written notice of the claim to the Indemnifying Party reasonably promptly following the Indemnified Party becoming aware of the same requesting such indemnification and describing in reasonable detail the nature of the claim, the material facts underlying the claim, the amount of the claim (or estimate thereof, if the amount is not known and it is reasonably possible to make an estimate) and the specific basis on which the Indemnifying Party has liability for the claim under this Agreement, including reasonably detailed supporting documentation, and referring to this Section 9.5 and the terms hereof. Such notice shall contain or be accompanied by such other material information as such Indemnified Party shall have concerning the Third Party Claim. The failure to notify the Indemnifying Party shall not affect the indemnification provided hereunder unless (and only to the extent that) such failure to notify actually and materially prejudices the Indemnifying Party as a result thereof. To the extent not prohibited by applicable Law or Order, the Indemnified Party shall reasonably promptly deliver to the Indemnifying Party copies of all notices and documents (including court papers) received by such Indemnified Party relating to any such Third Party Claim.

(c)            If a Third Party Claim is made or commenced and an Indemnification Claim is made with respect thereto, the Indemnifying Party shall have the right, upon giving written notice to the Indemnified Party, to conduct and control the defense of, negotiate, settle or otherwise control any Third Party Claim which relates to any Losses indemnifiable hereunder through an attorney selected by the Indemnifying Party; provided that such Indemnified Party shall be entitled to participate in (but not control) any such defense with separate counsel reasonably acceptable to the Indemnifying Party separate from the counsel engaged by the Indemnifying Party at the expense of the Indemnifying Party if, upon advice of outside counsel to such Indemnified Party, a legal conflict exists or would reasonably be expected to exist between the applicable Indemnified Party and the Indemnifying Party that, in either such case, would make such separate representation necessary under the applicable rules of ethics and professional responsibility; provided, further, that, if the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnifying Party will not be liable to the Indemnified Party for any legal expenses for a separate counsel subsequently incurred by such Indemnified Party in connection with such defense. The Indemnifying Party shall have thirty (30) days following receipt by such Indemnifying Party of notice of any Third Party Claim to notify the Indemnified Party in writing that the Indemnifying Party (at its own expense, but subject to the limitations on liability set forth in this Article 9) elects to conduct and control the defense of, negotiate, settle or otherwise control such Third Party Claim on behalf of the Indemnified Party. Election of the Indemnifying Party to defend a Third Party Claim shall not be construed to be an admission as to liability for indemnification hereunder; provided, however, that the Indemnifying Party shall not have the right to assume or continue the defense of such Third Party Claim if (i) such Third Party Claim involves a material customer, supplier, vendor or other commercial relation, (ii) such Third Party Claim principally seeks an injunction or other equitable relief against the Indemnified Party, (iii) such Third Party Claim relates to a criminal or quasi-criminal Action, indictment, allegation or investigation against an Indemnified Party, (iv) the Indemnified Party has been advised by counsel that, with respect to such Third Party Claim, (A) a reasonable likelihood exists of a material conflict of interest between the Indemnifying Party and the Indemnified Party or (B) there are legal defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party, or (v) the Indemnifying Party has failed or is failing to diligently prosecute or defend such Third Party Claim; provided that the Indemnifying Party shall have the right to participate in (but not control) the defense of the Third Party Claim at its sole cost and expense.

(d)            If the Indemnifying Party elects to assume the defense of a Third Party Claim, (i) the Indemnified Party will, and will cause any other applicable Indemnified Parties to, cooperate and make available to the Indemnifying Party (and its representatives) all employees and furnish (without expense to such Indemnifying Party) such non-privileged information, including books and records in its possession or under its control as may be reasonably necessary or useful in connection with such defense, (ii) the Indemnified Party shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed), and (iii) the Indemnifying Party shall have the right to consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the prior written consent of the Indemnified Party if the judgment or settlement (A) involves only money damages that are fully indemnifiable hereunder by the Indemnifying Party and for which no Indemnified Party shall have any liability and does not seek an injunction or other equitable relief (other than customary confidentiality obligations), (B) by its terms obligates the Indemnifying Party or its Affiliates to pay the full amount of the Liability in connection with such Third Party Claim and (C) contains an unconditional release of the Indemnified Party with respect to such Third Party Claim. If such conditions are not satisfied and such unconditional release not obtained, then the Indemnifying Party shall not compromise or settle such claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party conducts the defense of a claim, the Indemnified Party may retain separate co-counsel reasonably acceptable to the Indemnifying Party at its own cost and expense and participate in (but not control) such defense (if, upon advice of counsel to such Indemnified Party, a legal conflict exists or would reasonably be expected to exist between the applicable Indemnified Party and the Indemnifying Party that would make such separate representation necessary under the applicable rules of ethics and professional responsibility), which, for the avoidance of doubt, shall not constitute Losses for purposes of this Article 9.

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(e)            If the Indemnifying Party does not elect to control the defense of a Third Party Claim, (i) the Indemnified Party shall have the right to conduct and control such defense, and (ii) the Indemnified Party may only consent to entry of any judgment upon, or compromise and settle in good faith any such Third Party Claim, with the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed). Upon the determination of liability under and subject to Section 9.2 or Section 9.3 hereof, the appropriate party shall within thirty (30) days of such determination, pay the amount of such claim.

(f)             In the event an Indemnified Party desires to make a claim for indemnification pursuant to Section 9.2 or Section 9.3 hereof against the applicable Indemnifying Party, that does not involve a Third Party Claim, the applicable Indemnified Party shall give written notice of the claim to the Indemnifying Party reasonably promptly following the Indemnified Party becoming aware of the same, describing in reasonable detail the nature of the claim, the material facts underlying the claim, the amount of the claim (or estimate thereof, if the amount is not known and it is reasonably possible to make an estimate) and the specific basis on which the Indemnifying Party has liability for the claim under this Agreement, including reasonably detailed supporting documentation, and referring to this Section 9.5 and the terms hereof. Failure to give such notice shall not affect the indemnification provided hereunder except to the extent that such failure shall have actually and materially prejudiced the Indemnifying Party as a result thereof and then only to the extent of such prejudice. For purposes of any investigation of a claim against any Indemnifying Party under this Article 9 that is not a Third Party Claim, the Indemnified Party shall provide the Indemnifying Party with reasonable access during normal business hours to the Indemnified Party’s non-privileged books and records, other applicable non-privileged documentation and information and personnel relating to such claim.

(g)           Notwithstanding anything to the contrary set forth in this Agreement, the procedures relating to Tax Contests shall be governed exclusively by Article 6.

Section 9.6        Insurance or Other Third Party Recovery. If an Indemnified Party, after having received any indemnification payment with respect to any Losses pursuant to this Agreement from an Indemnifying Party, subsequently receives any insurance proceeds (other than under the R&W Policy) or other payment from a third party in respect of compensation for such Losses, such Indemnified Party shall promptly reimburse the Indemnifying Party an amount equal to such insurance proceeds or third party payment (after deducting therefrom the amount of any costs incurred in seeking and obtaining such recovery (including premium increases), to the extent such Indemnified Party did not already receive payment for such costs from the Indemnifying Party), but not in excess of the amount of indemnification previously paid by or on behalf of the Indemnifying Party to or on behalf of the Indemnified Party in respect of such Losses.

Section 9.7        Exclusive Remedy. Subject to Section 1.4, Section 5.3, and Section 11.13, except in the case of fraud, Seller and Buyer hereby agree that the sole and exclusive remedy of a party for any breach or inaccuracy of any representation, warranty, covenant or agreement contained in this Agreement shall be the indemnification rights set forth in Section 4.4 and this Article 9. Notwithstanding anything to the contrary set forth herein, it is understood and agreed that (a) with respect to Losses suffered under Section 9.2(a), other than for a breach of a Group Company Fundamental Representation and/or in the case of fraud, the sole recourse of a Buyer Indemnitee for such Losses shall be recovery from the R&W Policy and Seller shall not be liable for any such Losses that are not recovered or recoverable from the R&W Policy, and (b) with respect to Losses suffered under Section 9.2(a) relating to a breach of a Group Company Fundamental Representation, a Buyer Indemnitee shall first recover such Losses from the R&W Policy up to the R&W Policy Limit and thereafter may seek to recover such Losses directly from Seller (provided such Losses shall be capped at an aggregate amount equal to the Purchase Price).

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Article 10
Definitions

Section 10.1      Certain Terms. The following terms have the respective meanings given to them below:

“Action” means any legal action, binding arbitration, litigation, administrative charge, suit or other civil or criminal proceeding.

“Acquisition Proposal” shall mean any inquiries, proposals or offers from any Person other than Buyer, its Affiliates or representatives relating in any way to (i) any investment in any of the Group Companies, (ii) any acquisition of direct or indirect control of any of the Group Companies, (iii) the purchase of any of the Group Companies’ securities, (iv) the purchase of any significant amount of the assets or business of any of the Group Companies, or any lease, exchange, mortgage, pledge, transfer or other disposition thereof (other than assets leased, exchanged, mortgaged, pledged, transferred or otherwise disposed of in the ordinary course of business and not in connection with the sale of or transfer of a business), or (v) any business combination or other transaction relating to the sale or transfer of any business or business line of any of the Group Companies including, without limitation, any merger, consolidation, acquisition, tender or exchange offer, recapitalization, reorganization, dissolution, liquidation, issuance, disposition, or other similar transaction of any nature that would have a similar financial result as the Contemplated Transactions.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly through one or more intermediaries, controlling, or controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of stock or other equity interest or by Contract or otherwise. For all purposes of this Agreement, each Group Company shall be deemed to be Affiliates of Seller prior to the Closing and shall be deemed to be Affiliates of Buyer from and after the Closing.

“Affiliated Group Tax Returns” has the meaning set forth in Section 6.2.

“Agreement” has the meaning set forth in the Preamble.

“Ancillary Agreements” means the Stock Powers, the Transition Services Agreement, and the Toll Manufacturing Agreement.

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“Anti-Corruption Laws” has the meaning set forth in Section 2.22(a).

“Antitrust Laws” means the HSR Act, the Sherman Antitrust Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other U.S. or other Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade.

“Applicable Accounting Principles” means GAAP, as applied using the same accounting methods, policies, principles, practices and procedures (including classifications, judgments and estimation methodologies) as were used in the preparation of the Financial Statements except for (i) normal quarter-end and year-end audit adjustments and (ii) the footnote disclosures required by GAAP.

“Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and any other benefit scheme, agreement, arrangement or obligation to provide compensation or benefits, including without limitation employment or consulting agreements, severance agreements or pay policies, stay or retention bonuses or compensation, executive or incentive compensation programs or arrangements, sick leave, vacation pay, paid time-off, plant closing benefits, voluntary or involuntary redundancy payments or other benefits on termination of employment, salary continuation for disability, retirement or pension arrangements, deferred compensation, bonus, profit sharing, equity or equity-based compensation, stock purchase plans or programs, health and welfare plans, adoption assistance, fringe benefits, tuition reimbursement or scholarship programs, employee discount programs, vehicle allowances, transportation reimbursement, legal assistance, plans subject to Code Section 125, post-retirement plans or arrangements, tax gross-up payments and plans providing benefits or payments in the event of a change of control, change in ownership or effective control or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof.

“Business” means the Group Companies’ business as conducted by the Group Companies immediately prior to the Closing and for the twelve (12)-month period prior to the Closing.

“Business Day” means any day that is not (a) a Saturday, (b) a Sunday or (c) any other day on which commercial banks are authorized or required by law to be closed in the City of New York, United States of America.

“Business IP Assets” means (a) the Patents owned by the Group Companies as set forth on Section 2.9(a) of the Disclosure Schedule; (b) all unregistered Copyrights owned by the Group Companies; (c) the Trademarks owned by the Group Companies as set forth on Section 2.9(a) of the Disclosure Schedule and the goodwill of the Business associated with such Trademarks; (d) all Trade Secrets that are owned by the Group Companies; (e) the Software owned by the Group Companies; and (f) the Domain Names owned by the Group Companies as set forth on Section 2.9(a) of the Disclosure Schedule.

“Business IT Assets” means computer equipment, computers and computer peripherals used or held for use by the Group Companies.

“Buyer” has the meaning set forth in the Preamble.

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“Buyer 401(k) Plan” has the meaning set forth in Section 5.6(e).

“Buyer Cafeteria Plan” has the meaning set forth in Section 5.6(f).

“Buyer Fundamental Representations” means, collectively, the representations and warranties set forth in Section 3.1 (Corporate Status), Section 3.2 (Corporate and Governmental Authorization), and Section 3.7 (Finders’ Fees).

“Buyer Indemnitees” has the meaning set forth in Section 9.2.

“Cap” has the meaning set forth in Section 9.4(b).

“Claims” means all claims, notices, demands, complaints, proceedings, actions, arbitrations, suits, causes of action, audits, hearings, investigations, assessments or reassessments (including claims, assessments and reassessments for Tax), charges, judgments, grievances, hearings, debts, Liabilities, expenses, costs, damages or losses (including loss of value), professional fees (including reasonable fees and charges of legal counsel) and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing (including the costs of enforcement of this Agreement).

“Closing” has the meaning set forth in Section 1.2.

“Closing Balance Sheet” has the meaning set forth in Section 1.4(c).

“Closing Cash” means (a) all cash and cash equivalents of the Group Companies as of the Effective Time, minus (b) the aggregate amount of all issued but unpaid checks written against the Group Companies’ accounts as of the Effective Time, plus (c) the aggregate amount of checks received by the Group Companies from Third Parties but not yet cashed, provided that Closing Cash shall exclude cash that is either a restricted deposit or similar arrangement made to secure an obligation or liability of the Group Companies. For the avoidance of doubt, Closing Cash may be a positive or negative amount, and any assets included in Closing Cash shall not be included in Closing Working Capital or Group Companies Transaction Expenses.

“Closing Date” has the meaning set forth in Section 1.2.

“Closing Indebtedness” means all Indebtedness of the Group Companies as of the Effective Time. For the avoidance of doubt, any Liabilities included in Closing Indebtedness shall not be included in Closing Working Capital or Group Companies Transaction Expenses.

“Closing Payment” has the meaning set forth in Section 1.3(a).

“Closing Statement” has the meaning set forth in Section 1.4(c).

“Closing Working Capital” means the sum of (a) a positive amount equal to the consolidated current assets of the Group Companies and (b) a negative amount equal to the consolidated current Liabilities of the Group Companies, in each case determined as of the Effective Time and in accordance with the Applicable Accounting Principles and calculated consistently with the example calculation set forth on Exhibit A; provided, however, that for purposes of calculating Closing Working Capital, current assets and current Liabilities shall exclude, as applicable: (i) Closing Cash; (ii) Group Companies Transaction Expenses; (iii) Closing Indebtedness; and (iv) all deferred Tax assets and deferred Tax Liabilities.

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“Code” means the Internal Revenue Code of 1986, as amended.

“Company Employee” has the meaning set forth in Section 5.6(a).

“Company Indemnified Persons” has the meaning set forth in Section 4.4(a).

“Confidential Information” has the meaning set forth in Section 5.1(b).

“Confidentiality Agreement” means the confidentiality agreement, dated September 23, 2021, between Seller and Buyer.

“Consent” means any consent, approval, authorization, consultation, waiver, novation, permit, grant, agreement, certificate, exemption, order, registration, declaration, filing, notice of, with or to any Person or under any Law, or the expiration or termination of a waiting period under any Antitrust Law, if applicable, in each case required to permit the consummation of the Contemplated Transactions.

“Contamination” means the releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, migrating, leaching, dumping or disposing of any Hazardous Substance into the environment.

“Contemplated Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements, including the execution, delivery and performance of this Agreement and the Ancillary Agreements and the sale and purchase of the Shares pursuant to the terms hereof.

“Continuation Period” has the meaning set forth in Section 5.6(a).

“Continuing Employee” has the meaning set forth in Section 5.6(a).

“Contract” means any agreement, contract, commitment, arrangement, lease, loan agreement, security agreement, license, indenture or other similar instrument, in each case whether written or oral.

“Copyrights” means all registered and unregistered works of authorship protectable under copyright Law, copyright registrations, renewals thereof, and applications to register the same.

“COVID-19” means SARS-CoV-2 or COVID-19, and any natural evolutions thereof or related or associated epidemics, pandemics or disease outbreaks thereof.

“COVID-19 Legislation” means the Coronavirus Aid, Relief, and Economic Security (CARES) Act of 2020, Pub. L. 116-136; the Families First Coronavirus Response Act, Pub. L. No. 116-127; the Consolidated Appropriations Act, 2021, Pub. L. No. 116-260; and any other U.S., non-U.S., state or local stimulus fund or relief programs or Laws enacted by a Governmental Authority in connection with or in response to COVID-19.

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“CT SAS” has the meaning set forth in the Recitals.

“Customs & Trade Laws” means all applicable export, import, customs, anti-boycott and other trade Laws or programs administered, enacted or enforced by any Governmental Authorities, including but not limited to, (a) the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the import Laws and regulations administered by U.S. Customs and Border Protection; (b) the anti-boycott Laws administered by the U.S. Departments of Commerce and Treasury; and (c) any other similar export, import, customs, anti-boycott or other trade Laws or programs in any jurisdiction where any Group Companies conducts business.

“Cyalume” has the meaning set forth in the Recitals.

“Cyalume SAS” has the meaning set forth in the Recitals.

“Data Security Requirements” means, collectively, all of the following to the extent relating to confidential or sensitive information, payment card data, personally identifiable information, or other protected information relating to individuals or otherwise relating to privacy, security, or security breach notification requirements and applicable to any of the Group Companies: (a) their own rules, policies, and procedures (whether physical or technical in nature, or otherwise), (b) all Laws applicable to the Group Companies (including, if applicable, the Payment Card Industry Data Security Standard (PCI DSS)), and (c) Contracts or agreements that any of the Group Companies have entered into or by which either of them is bound.

“Delivery Period” has the meaning set forth in Section 1.4(c).

“Disclosure Schedule” means the disclosure schedule, dated as of the date hereof, delivered by Seller to Buyer in connection with the execution of this Agreement.

“Dispute Notice” has the meaning set forth in Section 1.4(d).

“Disputed Item” has the meaning set forth in Section 1.4(d).

“Domain Names” means all registered Internet domain names.

“Effect” means any fact, occurrence, event, change, circumstance, condition, development or effect.

“Effective Time” means 12:01 a.m., New York City time, on the Closing Date.

“Employees” means all of the employees of the Group Companies, including (a) employees employed on an hourly or salaried basis, (b) part-time employees, and (c) employees receiving short-term or long-term disability benefits or payments or workmen’s compensation and employees on sick leave, maternity leave or leave of absence, in each case who have a reasonable expectation to return to work.

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“Environment” means the water, surface waters, groundwater, drinking water, wetlands, land, soil, sediment, subsurface strata, indoor and ambient air, and natural resources.

“Environmental Laws” means all applicable Laws with respect to (a) Contamination, the protection of the Environment or the protection of natural resources, endangered or threatened species or human health or safety, or (b) the presence of, exposure to, or the management, manufacture, use, distribution, treatment, storage, recycling, processing, production, generation, reclamation, reuse, discharge, disposal, Release, remediation or transportation of Hazardous Substances.

“Environmental Permit” means any Permit required by applicable Environmental Law in order to operate the Business as currently conducted.

“Equity Securities” means (a) any shares, interests, participations or other equivalents (however designated) of capital stock or registered capital of, or voting power in, a corporation, (b) any ownership interests of, or voting power in, a Person other than a corporation, including membership interests, partnership interests, joint venture interests and beneficial interests, and (c) any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any rights of first refusal, preemptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any Person, each trade or business, whether or not incorporated, that, together with such Person, would be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or Section 414(t) of the Code.

“Estimated Closing Balance Sheet” has the meaning set forth in Section 1.4(b).

“Estimated Closing Cash” has the meaning set forth in Section 1.4(b).

“Estimated Closing Indebtedness” has the meaning set forth in Section 1.4(b).

“Estimated Closing Statement” has the meaning set forth in Section 1.4(b).

“Estimated Closing Working Capital” has the meaning set forth in Section 1.4(b).

“Estimated Group Companies Transaction Expenses” has the meaning set forth in Section 1.4(b).

“Excluded Employees” has the meaning set forth in Section 2.15(a).

“Financial Statements” has the meaning set forth in Section 2.5(a).

“French Real Property” means the Real Property located at 295 Rue Mayor De Montricher, 13591 Aix-en-Provence, France.

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“Funded Indebtedness” means with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; and (c) all obligations of others for borrowed money secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property owned by such Person.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governmental Authority” means any (a) multinational, federal, provincial, state, regional, municipal, local, governmental or public department, ministry, minister, central bank, court, tribunal, arbitral body, commission, commissioner, director, agency, board or bureau, division, domestic or foreign, (b) any subdivision, agent, commission, board or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, administrative, expropriation or Tax authority under or for the account of any of the foregoing, including any private body having received a mandate to perform public services, and (d) any judiciary or quasi-judiciary tribunal, court or body.

“Governmental Authorization” means any Permit, license, certificate, franchise, permission, clearance, registration, qualification, or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority, pursuant to any Government Contract, or pursuant to any Law.

“Governmental Consents” has the meaning set forth in Section 4.1(a).

“Government Bid” means any offer, quotation, bid or proposal made by any Group Company, or by a contractor team or joint venture in which any Group Company is participating, to any Governmental Authority or any higher-tier contractor which, if accepted or awarded, would reasonably be expected to result in a Government Contract.

“Government Contract” means any Contract (including any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, letter contract, purchase order, delivery order, change order or other arrangement of any kind in writing) entered into by any of the Group Companies with any Governmental Authority or with any prime contractor or upper-tier subcontractor relating to a Contract where any Governmental Authority is a party thereto by which any such Group Company has agreed to provide goods or services (including one or more licenses) to such Governmental Authority, prime contractor, or upper-tier subcontractor or to any third party (including the public) on behalf of such Governmental Authority, prime contractor or upper-tier subcontractor.

“Group Companies” has the meaning set forth in the Recitals.

“Group Companies Fundamental Representations” means, collectively, the representations and warranties set forth in Section 2.1 (Corporate Status), Section 2.2 (Corporate Authorization), Section 2.4(a) and (b) (Capitalization; Title to Shares), and Section 2.21 (Finders’ Fees).

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“Group Companies Transaction Expenses” means, without duplication, any and all out-of-pocket costs, fees and expenses payable or otherwise due to any Third Party that were incurred by any of Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement and the Ancillary Agreements (including the evaluation, negotiation or consummation thereof) and the efforts to sell the Business or the Group Companies, including any costs, fees and expenses incurred in connection with the obligations set forth in Section 5.8 with respect to the French Real Property and any change in control, severance, retention or stay payments, transaction bonuses and similar payments or obligations to employees that become payable or are increased or accelerated as a result of the Contemplated Transactions (together with any employment Taxes relating thereto (including any such employment Taxes that are permitted to be deferred pursuant to any COVID-19 Legislation)), in each case, to the extent that any of the Group Companies may be liable for such costs, fees and expenses and to the extent that such costs, fees and expenses remain unpaid as of the Effective Time. For the avoidance of doubt, any Liabilities included in Group Companies Transaction Expenses shall not be included in Closing Working Capital.

“Hazardous Substance” means any material, including an odor, a sound or a vibration, that is listed, defined, designated or classified as, or otherwise determined to be, hazardous, radioactive explosive, gaseous, flammable, toxic, corrosive, oxidizing or leachable or a pollutant, a substance or a contaminant established under applicable Environmental Laws, including any mixture thereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person, without duplication, (a) all Funded Indebtedness; (b) all obligations of such Person for the deferred purchase price of, or contingent payments for (including deferred acquisition purchase prices, holdbacks, earn-outs and conditional sale obligations), property, assets or goods; (c) all obligations of such Person under any interest rate, commodity or other currency derivatives or hedging transactions; (d) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit, guaranties and performance bonds, in each case solely to the extent drawn (and not repaid) in respect of such letters of credit, guaranties or performance bonds; (e) all Liabilities with respect to unpaid bonus, retirement, or other deferred compensation payments accrued or owed by the Group Companies as of the Closing in respect of any service performed on or prior to Closing, together with the employer portion of any Taxes arising therefrom, related to each Continuing Employee; (f) all Liabilities with respect to unpaid severance amounts accrued or owed by the Group Companies relating to terminations of employment occurring on or prior to Closing, together with the employer portion of any Taxes arising therefrom; (g) any guarantees by the Group Companies in respect of indebtedness described in the foregoing clauses (a) through (f) of another Person (other than a Group Companies); (h) all accrued and unpaid interest, premiums, fees, costs and other expenses, including penalties, make whole payments and breakage fees, due and payable with respect to any indebtedness described in the foregoing clauses (a) through (g); (i) any deferred payroll Taxes of the Group Companies; and (j) all liabilities for Income Taxes for all Pre-Closing Tax Periods and Pre-Closing Straddle Periods (determined in accordance with the principles set forth in Article 6 and including, for the avoidance of doubt, any such Income Taxes arising as a result of actions or transactions occurring (or deemed to occur) on the Closing Date), but excluding, for the avoidance of doubt, any Income Taxes resulting from transactions entered into by the Group Companies outside the ordinary course of business occurring on the Closing Date but after the Closing, and any liability of the Group Companies for Taxes of any Person imposed on any of the Group Companies as a transferee or successor, by Contract or pursuant to any Law, rule or regulation, in each case, which Taxes relate to an event or transaction occurring before the Closing, provided that “Indebtedness” shall not include (x) any amounts included in Group Companies Transaction Expenses, Closing Working Capital or Closing Cash, which shall either be included in Closing Working Capital or subject to Article 6 or (y) any Liabilities in respect of the operating leases set forth on Section 10.1 of the Disclosure Schedule.

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“Indemnification Claim” has the meaning set forth in Section 9.1.

“Indemnified Party” has the meaning set forth in Section 9.5(a).

“Indemnifying Party” has the meaning set forth in Section 9.5(a).

“Indemnity Threshold” has the meaning set forth in Section 9.4(b).

“Independent Accountant” means a partner in the New York office of Grant Thornton LLP, or, if no partner at such firm is willing or able to serve in such capacity, a partner in the New York office of another nationally recognized independent registered public accounting firm appointed by mutual agreement of Buyer and Seller.

“Initial Purchase Price” has the meaning set forth in Section 1.1.

“Intellectual Property Rights” means rights in or to intellectual property, including rights in Software, Copyrights, Trade Secrets, Patents, Trademarks and Domain Names, in each case whether registered or not, and regardless of jurisdiction.

“Intercompany Accounts” means any Indebtedness, account payable or account receivable between (a) the Seller or any of its Affiliates (including any of the Group Companies), on the one hand, and (b) any of the Group Companies, on the other hand.

“Intercompany Agreement” has the meaning set forth in Section 2.19.

“International Trade Laws” means Customs & Trade Laws and Sanctions.

“Interest Rate” means the average of the daily “prime rate” (expressed as a rate per annum) published in The Wall Street Journal for each of the days in the applicable period.

“Inventory” has the meaning set forth in Section 2.5(e).

“IRS” means the Internal Revenue Service.

“Knowledge” means (a) in the case of Seller, the actual and constructive knowledge of any of Joseph Gelo, Don Schmidt, Tomas Ogas, Nathalie Rizzo, Jim Cunningham, and Robert Nobile, in each case, after reasonable inquiry, and (b) in the case of any other Person that is not an individual, the actual and constructive knowledge of any officer of such Person after reasonable inquiry.

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“Laws” means laws, statutes, ordinances, codes, rules, regulations, judgments, injunctions, Orders and decrees.

“Liabilities” means, with respect to any Person, any and all liabilities and obligations of every kind, character and description, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, choate or inchoate, asserted or unasserted or known or unknown.

“Lien” means, with respect to any property, asset or right, any mortgage, lien, pledge, charge, security interest, lease, encumbrance, easement, conditional sales contract, other title retention agreement, reversionary interest, transfer restriction, right of first refusal, voting trust agreement, preemptive right or other adverse claim, defect of title, limitation, deemed statutory trust for Taxes, or restriction of any kind or nature whatsoever in respect of such property, asset or right.

“Listed Intellectual Property” has the meaning set forth in Section 2.9(a).

“Loss” or “Losses” means any damage, loss, liability or expense (including reasonable attorneys’ and accountants’ fees), whether or not involving a Third Party Claim.

“Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (a) has had or could reasonably be expected to have a material adverse effect on the business, assets, Liabilities, results of operations or condition of the Business, or the Group Companies, taken as a whole, or (b) could or could reasonably be expected to prevent or materially impair, impede or delay the ability of Seller to perform its obligations under this Agreement or to consummate the Contemplated Transactions; provided, however, that none of the following, alone or in combination, shall be deemed in and of itself to constitute, or be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur under clause (a) above: (i) conditions affecting the United States or French economies generally or the economy of any nation or region in which the Group Companies conduct business that is material to their respective businesses, taken as a whole, (ii) conditions generally affecting the manufacturing industry, (iii) the public announcement or pendency of this Agreement or the transactions contemplated hereby, (iv) the identity of, or the effects of any facts or circumstances relating to, Buyer or any of its Affiliates, (v) any changes or prospective changes in GAAP or in any Laws generally applicable to the Group Companies or in the interpretation thereof, (vi) the COVID-19 pandemic or any COVID-19 Legislation, (vii) any hostilities, act of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, act of war, sabotage, terrorism or military actions, and (viii) any failure, in and of itself, by the Group Companies to achieve any earnings or other financial projections or forecasts (it being understood and agreed that this clause (viii) shall not apply to any change, event, occurrence, condition, circumstance, development or effect underlying such failure, unless separately enumerated herein), except in the case of the foregoing clauses (i), (ii), (v), (vi) and (vii), to the extent such change, event, occurrence, condition, circumstance, development or effect disproportionately adversely affects, or could reasonably be expected to disproportionately affect the Group Companies taken as a whole relative to other companies operating in the industry in which the Group Companies operate.

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“Material Contracts” has the meaning set forth in Section 2.7(a).

“Material Customers” has the meaning set forth in Section 2.20(a)

“Material Government Bids” has the meaning set forth in Section 2.13(a)(ii).

“Material Government Contract” has the meaning set forth in Section 2.13(a)(i).

“Material Suppliers” has the meaning set forth in Section 2.20(b).

“New Plans” has the meaning set forth in Section 5.6(b).

“NISPOM” means the National Industrial Security Policy Operating Manual as codified in 32 C.F.R. part 117 et seq.

“Open Source Software” means any Software that is distributed as “open source software,” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses), or pursuant to any other license that substantially conforms to the Open Source Definition (opensource.org/osd).

“Order” means any order, writ, injunction, decree, judgment, award, determination, ruling, stipulation, verdict, directive or demand entered or issued, promulgated or entered by or with any Governmental Authority.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.

“Other Country Assumed Plans” has the meaning set forth in Section 2.16(f).

“Other Country Employee” means any employee of Cyalume SAS.

“Outside Counsel” has the meaning set forth in Section 11.11(a).

“Patents” means all utility and design patents, utility models, industrial designs, and certificates of invention, and all provisional applications, priority and other applications, divisionals, continuations (in whole or in part), extensions, reissues, re-examinations or equivalents or counterparts of or for any of the foregoing in any jurisdiction.

“Period End Rate” means, with respect to currency conversion for each country or territory, (a) to the extent that such conversion is calculated as of an accounting period-end, the currency conversion rate used by the Group Companies for financial reporting, generally as reported by Bloomberg on the last day of the accounting period, and (b) to the extent such conversion is calculated other than as of an accounting period-end, the prior month’s currency conversion rate used by the Group Companies for financial reporting, generally as reported by Bloomberg on the last day of such prior accounting period.

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“Permit” means any permit, clearance, license, certificate, order, approval, franchise, registration or other authorization issued by any Governmental Authority.

“Permitted Liens” means (a) Liens for Taxes and other governmental charges and assessments not yet due and payable or that are being contested in good faith and for which adequate accruals or reserves have been established in the Financial Statements, (b) Liens of carriers, warehousemen, mechanics, materialmen and other like Liens arising in the ordinary course of business that are not delinquent or which are being contested in good faith, (c) easements, rights of way, encroachments, zoning ordinances and other similar encumbrances affecting real property, (d) statutory Liens in favor of lessors arising in connection with any property leased to any of the Group Companies, (e) those items set forth in Section 10.1 of the Disclosure Schedule, (f) Liens which will be released at or prior to Closing, and (g) other imperfections of title or Liens, if any, that are not, individually or in the aggregate, material to the Business and that do not, individually or in the aggregate, materially interfere with the current use or occupancy of the real property or of any asset by any of the Group Companies and/or of the Business or materially detract from the value of any such asset of the Group Companies and/or of the Business or render title unmarketable or uninsurable.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Post-Closing Straddle Period” means the portion of the Straddle Period that begins on the day after the Closing Date and ends on the last day of the Straddle Period.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date.

“Post-Closing Taxes” means (a) all Taxes imposed on any Group Companies attributable to any Post-Closing Tax Period and Post-Closing Straddle Period (such Taxes for such Straddle Period to be apportioned in accordance with Article 6), and (b) all Transfer Taxes for which Buyer is responsible pursuant to Section 6.8; provided, however, that Post-Closing Taxes shall not include any Pre-Closing Taxes.

“Pre-Closing Straddle Period” means the portion of the Straddle Period that begins on or before the Closing Date and ends on (and includes) the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Pre-Closing Tax Returns” has the meaning set forth in Section 6.2.

“Pre-Closing Taxes” means (a) all Taxes imposed on any Group Companies attributable to any Pre-Closing Tax Period or any Pre-Closing Straddle Period (such Taxes for a Straddle Period to be apportioned in accordance with Article 6), (b) Taxes imposed on any Group Companies as a result of having been a member or any U.S. federal “affiliated group” (as defined in Section 1504 of the Code) or state, local or non-U.S. combined, unitary or analogous group, in each case, of which any of the Group Companies is or was a member on or prior to the Closing Date, pursuant to Treasury Regulations Section 1.1502-6 or analogous state, local or non-U.S. Law, (c) all Transfer Taxes for which Seller is responsible pursuant to Section 6.8, (d) all Taxes required to be withheld in connection with any payment to or for the benefit of Seller pursuant to this Agreement, to the extent not withheld pursuant to Section 1.5, (e) all Taxes related to any breach of Seller’s obligations pursuant to Article 6, and (f) all Taxes of Seller or its subsidiaries or their respective Affiliates (other than the Group Companies).

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“Product” has the meaning set forth in Section 2.24(a).

“Purchase Price” has the meaning set forth in Section 1.4(h).

“Real Property” has the meaning set forth in Section 2.8(c).

“Recent Balance Sheet” has the meaning set forth in Section 2.5(a).

“Related Party” means, with respect to the Group Companies, any member, limited or general partner, officer, director or Affiliate of any Group Companies.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, abandonment, disposing or allowing to escape or migrate into or through the Environment.

“Remedies Exception” means (a) applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application, heretofore or hereafter enacted or in effect, affecting the rights and remedies of creditors generally and (b) the exercise of judicial or administrative discretion in accordance with general equitable principles, particularly as to the availability of the remedy of specific performance or other injunctive relief.

“Resolution Period” has the meaning set forth in Section 1.4(e).

“Restricted Person” means any Person identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List, Entity List, or Military End User List, or the U.S. Department of State’s Debarred List.

“Review Period” has the meaning set forth in Section 1.4(d).

“R&W Policy” has the meaning set forth in Section 3.8.

“R&W Policy Limit” means $5,000,000.

“Sanctioned Jurisdiction” means a country or territory that is itself the subject or target of any Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria and the Crimea region).

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“Sanctioned Person” means (a) any Person listed in any Sanctions-related list of sanctioned Persons maintained by (i) the United States (including without limitation the Department of the Treasury’s Office of Foreign Assets Control and the Department of State), (ii) the European Union or any European Union member state, (iii) the United Nations, (iv) the United Kingdom or (v) any other Governmental Authority of a jurisdiction where any Group Company conducts business; (b) any Person located, organized, or resident in a Sanctioned Jurisdiction; or (c) any Person directly or indirectly owned fifty percent or more or controlled, individually or in the aggregate, by one or more Persons described in the foregoing clauses (a) and/or (b).

“Sanctions” means any trade, economic and financial sanctions Laws, embargoes or restrictive measures administered, enacted or enforced by (a) the United States (including without limitation the Department of the Treasury’s Office of Foreign Assets Control and the Department of State), (b) the European Union or any European Union member state, (c) the United Nations, (d) the United Kingdom or (e) any other Governmental Authority of a jurisdiction where any Group Companies conducts business.

“Seat Licenses” has the meaning set forth in Section 5.7.

“Securities Act” has the meaning set forth in Section 3.2(b).

“Seller” has the meaning set forth in the Preamble.

“Seller Cafeteria Plan” has the meaning set forth in Section 5.6(f).

“Seller Indemnitees” has the meaning set forth in Section 9.3.

“Seller Pre-Closing Books and Records” has the meaning set forth in Section 5.1(a).

“Seller’s Benefit Plans” has the meaning set forth in Section 2.16(a).

“Services Agreement” means that certain services agreement dated effective as of January 1, 2007, between Cyalume and CTS.

“Shares” means, collectively, the issued and outstanding Equity Securities of Cyalume and CT SAS.

“Software” means all software, including source code and object code, computer programs and related data and databases and documentation.

“Stock Powers” has the meaning set forth in Section 1.2(b).

“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.

“Straddle Period Tax Returns” has the meaning set forth in Section 6.2.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests (a) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (b) representing at least fifty percent of such securities or ownership interests are at the time directly or indirectly owned by such Person.

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“Target Working Capital” means $7,900,000.00.

“Tax” or “Taxes” means (a) any United States or non-U.S., federal, state or local income, gross receipts, property, sales, excise, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, use, transfer, recapture, escheat or unclaimed property, value added, alternative or add-on minimum, estimated or any other tax of any kind whatsoever (however denominated), whether disputed or not, including any interest, penalties and addition thereto, (b) any liability for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability for payment of such amounts was determined or taken into account with reference to the liability of any other Person, and (c) any liability for the payment of any of the foregoing types as a successor, transferee, by Contract or otherwise.

“Tax Contest” has the meaning set forth in Section 6.7.

“Tax Representations” has the meaning set forth in Section 9.1.

“Tax Reserves” means the aggregate liability for Taxes of any Group Companies included in the calculation of Closing Working Capital (as increased or decreased, as the case may be, to reflect any adjustments finally agreed upon pursuant to Section 1.4) to the extent such liability is taken into account in determining, and results in an actual reduction to, the Purchase Price.

“Tax Return” means any return, report, document, declaration, claim for refund or other information or filing filed or required to be filed with, or supplied to or required to be supplied to, any Taxing Authority with respect to Taxes in any jurisdiction for any period, including any amendment thereto and any related or supporting information, schedule or attachment with respect thereto.

“Tax Sharing Agreement” means any Tax indemnity, Tax allocation or Tax sharing agreement or similar agreement, arrangement or understanding; provided, however, that a Tax Sharing Agreement does not include (a) contracts entered into in the ordinary course of business the primary purpose of which does not relate to Taxes or (b) this Agreement.

“Taxing Authority” means, with respect to any Tax, the Governmental Authority that has the power to impose, assess or administer such Tax and the agency (if any) charged with the collection of such Tax for such Governmental Authority.

“Termination Date” has the meaning set forth in Section 8.1(b).

“Third Party” means any Person, as defined in this Agreement, other than Seller or any of its Affiliates.

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“Third Party Claim” has the meaning set forth in Section 9.5(b).

“Toll Manufacturing Agreement” means the toll manufacturing agreement substantially in the form attached hereto as Exhibit D, to be entered into at the Closing.

“Trade Secrets” means all means all proprietary and unpatented technology or information that is of value to the owner and that has been maintained in accordance with the standards required by applicable Law to protect it as a trade secret, including, without limitation, inventions, processes, designs, formulae, models, tools, algorithms, software architectures, trade secrets, know-how, ideas, research and development, data and databases, and confidential information.

“Trademarks” means all registered and unregistered trademarks and service marks, all trademark and service mark registrations and applications and all renewals thereof and all trade names.

“Transfer Tax” means, in respect of the sale of the Shares effectuated pursuant to this Agreement, all documentary, recording, registration, stamp, duty, transfer, real estate transfer, sales and use and similar Taxes and fees (including interest, penalties and additions to any such Taxes) in all jurisdictions whenever and wherever imposed and, for the avoidance of doubt, and shall include all Taxes payable in relation to any deemed or indirect transfer of assets or property as a result of such sale of the Shares and all penalties, surcharges, charges, interest and additions thereto; provided that Transfer Tax shall not include any charge to capital gains or Income Taxes.

“Transferred Seat Licenses” has the meaning set forth in Section 5.7.

“Transition Period” has the meaning set forth in Section 5.6(d).

“Transition Services Agreement” means the transition services agreement substantially in the form attached hereto as Exhibit C, to be entered into at the Closing, pursuant to which Buyer (or its Affiliates, including the Group Companies) will provide transition services to Seller and its Affiliates.

“Treasury Regulations” means the final and temporary regulations prescribed under the Code.

“U.S.” or “United States” means the United States of America.

“U.S. Employee” means any individual designated as a “U.S. Employee” on Section 2.15(a) of the Disclosure Schedule.

“Unresolved Items” has the meaning set forth in Section 1.4(f).

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Section 10.2      Construction. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “party” or “parties” shall refer to parties to this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified. All Exhibits and Disclosure Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized term used in any Exhibit or Disclosure Schedule but not otherwise defined therein shall have the meaning given to such term in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Any reference to “days” means calendar days unless Business Days are expressly specified. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. Unless otherwise stated, any reference to “dollars” or “$” means dollars of the United States of America

Article 11
Miscellaneous

Section 11.1      Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given:

if to Buyer,

Safariland, LLC

c/o Cadre Holdings, Inc.

13386 International Pkwy

Jacksonville, FL 32218

Attention: Blaine Browers

Email: Blaine.Browers@safariland.com

Attention: Gray Hudkins

Email: ghudkins@kanders.com

with a copy (which shall not constitute notice) to:

Kane Kessler, P.C.

600 Third Avenue, 35th Floor

New York, New York 10016

Attention: Robert L. Lawrence, Esq.

Facsimile: 212.245.3009

Email: rlawrence@kanekessler.com

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if to Seller,

c/o CPS Performance Materials Corp.

100 West Main Street

Bound Brook, NJ 08805

Attention: Jeremy Steinfink, Chief Executive Officer

Facsimile: 732.469.3666

Email: jsteinfink@cpsperf.com

with copies (which shall not constitute notice) to:

Arsenal Capital Partners IV LP

100 Park Avenue, 31st Floor

New York, NY 10017

Attention.: John Televantos and Roy Seroussi

Facsimile: 212.771.1718

Email: jtelevantos@arsenalcapital.com

rseroussi@arsenalcapital.com

Thompson Hine LLP

335 Madison Avenue, 12th Floor

New York, NY 10017

Facsimile: 212.344.6101

Attention: Stuart Welburn

Email: Stuart.Welburn@ThompsonHine.com

Attention: Corby Baumann

Email: Corby.Baumann@ThompsonHine.com

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All notices, consents, requests, instructions, approvals and other communications that may be or are required to be given, served or sent by any party hereto pursuant to this Agreement, shall be in writing in English and given by delivery in person, by electronic facsimile transmission, by electronic mail or by overnight delivery by a nationally recognized next-day private courier. Notices and other communications shall be deemed to have been duly given, served or sent (a) on the date of delivery (except if not a Business Day then the next Business Day) if delivered in person or by electronic mail properly addressed (provided failure of delivery is not received by sender), (b) upon confirmation of successful transmission (except if not a Business Day then the next Business Day) if delivered by electronic facsimile transmission, or (c) on the first (1st) Business Day following the date of dispatch if delivered by a nationally recognized next-day private courier.

Section 11.2      Amendment; Waivers, etc. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure or delay by any of the parties, on one or more occasions, to enforce or delay enforcing any of the provisions of this Agreement or to exercise or delay exercising any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.

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Section 11.3      Expenses. Except as otherwise provided herein, all costs, fees and expenses incurred in connection with this Agreement, the Ancillary Agreements and the Contemplated Transactions, whether or not consummated, shall be paid by the party incurring such cost or expense.

Section 11.4      Governing Law, Jurisdiction, etc.

(a)           THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

(b)           Buyer and Seller hereby irrevocably submit to the jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the State, City and County of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement and in respect of the Contemplated Transactions. Each of Buyer and Seller irrevocably agrees that all claims in respect of the interpretation and enforcement of the provisions of this Agreement and in respect of the Contemplated Transactions, or with respect to any such action or proceeding, shall be heard and determined in such a New York State or federal court, and that such jurisdiction of such courts with respect thereto shall be exclusive, except solely to the extent that all such courts shall lawfully decline to exercise such jurisdiction. Each of Buyer and Seller hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or in respect of any such transaction, that it is not subject to such jurisdiction. Each of Buyer and Seller hereby waives, and agrees not to assert, to the maximum extent permitted by law, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or in respect of any such transaction, that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. Buyer and Seller hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.1 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof for the purpose of any Action against a party hereto with respect to the subject matter of, or related to, this Agreement, the Ancillary Agreements or the Contemplated Transactions.

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(c)            EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY AGREEMENTS AND/OR THE CONTEMPLATED TRANSACTIONS.

Section 11.5      Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties, and their respective heirs, successors and permitted assigns; provided that except as permitted below, this Agreement shall not be assignable or otherwise transferable by any party without the prior written consent of the other party. Notwithstanding the foregoing, without the consent of Seller, Buyer may transfer or assign (including by way of a pledge), in whole or from time to time in part, (a) to one or more of its Affiliates, the right to purchase all or a portion of the Shares, (b) to any acquiror of all or substantially all of the assets or shares of capital stock (or other ownership interests) of the Group Companies (whether by asset purchase, stock purchase, merger, consolidation or otherwise), any or all of its rights hereunder (including its rights to seek indemnification hereunder), or (c) as collateral security to any lender of Buyer or its Affiliates (or any agent of such lender); provided that, in the case of clauses (a) and (c) above, no such transfer or assignment will relieve Buyer of its obligations hereunder. Upon any such permitted assignment, the references in this Agreement to Buyer shall also apply to any such assignee unless the context otherwise requires.

Section 11.6      Disclaimer of Other Representations or Warranties. EACH PARTY AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT OR THE ANCILLARY AGREEMENTS, NEITHER BUYER NOR SELLER MAKES OR RELIES ON ANY OTHER REPRESENTATIONS, WARRANTIES OR INDUCEMENTS, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS, WARRANTIES OR INDUCEMENTS, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION (INCLUDING IN ANY DATA ROOM OR IN RESPONSE TO QUESTIONS SUBMITTED BY A PARTY OR ANY OF ITS REPRESENTATIVES AND INCLUDING ANY PROJECTIONS OR SIMILAR INFORMATION), MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS AFFILIATE OR REPRESENTATIVES OF ANY OF THEM, WHETHER WRITTEN OR ORAL, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE ANCILLARY AGREEMENTS OR THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND THE ANCILLARY AGREEMENTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER PARTY OR THE OTHER PARTY’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. THIS Section 11.6 SHALL NOT APPLY WITH RESPECT TO FRAUD, AND NOTHING IN THIS AGREEMENT SHALL AFFECT OR LIMIT IN ANY WAY ANY CLAIM FOR FRAUD.

Section 11.7      Entire Agreement. This Agreement, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

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Section 11.8      Severability. If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is determined by a court of competent jurisdiction to be invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative or unenforceable to any extent whatsoever. Upon any such determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Contemplated Transactions can be consummated as originally contemplated to the fullest extent possible.

Section 11.9      Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Until and unless each party has received a counterpart hereof signed by the other party, and free of any express restriction on its effectiveness, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Except as provided in Section 4.4 and in Article 9, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or Liabilities hereunder upon any Person other than the parties and their respective successors and assigns. Except as provided in Section 4.4, no Person not a party hereto (including employees or creditors of Seller, or any Group Companies) shall be entitled to enforce any provisions hereof or exercise any right hereunder.

Section 11.10     Non-Recourse. This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the Persons that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party, and no past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or other Representative of any party hereto or of any Affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or Liabilities of any party hereto under this Agreement or for any Claim based on, in respect of or by reason of the Contemplated Transactions.

Section 11.11    Conflicts; Privilege.

(a)           Each of Buyer, on behalf of itself and on behalf of the Group Companies after the Closing, and the Company, acknowledge and agree that in the event of a dispute between (a) Buyer or a Group Company and (b) a third party (other than a party to this Agreement or any of their respective Affiliates) after the Closing, the applicable Group Companies may assert the attorney client privilege to prevent disclosure of confidential communications by Thompson Hine LLP (“Outside Counsel”) to such third party.

(b)           Buyer agrees, on its own behalf and its Affiliates, that, following the Closing, Outside Counsel may serve as counsel to Seller and its respective Affiliates in connection with any matters arising after the Closing related to this Agreement and the Contemplated Transactions, including any litigation, claim or obligation arising out of or relating to this Agreement or the Contemplated Transactions notwithstanding any representation by Outside Counsel prior to the Closing Date of the Group Companies.

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(c)            All communications involving attorney-client confidences between Seller, its Subsidiaries, the Group Companies and their respective Affiliates, on the one hand, and Outside Counsel, on the other hand, in the course of the negotiation, documentation, preparation, execution, delivery and consummation of the Contemplated Transactions, or any dispute or proceeding arising under or in connection with this Agreement (including in any claim for indemnification brought by Buyer), shall be deemed to be attorney-client confidences that belong solely to Seller and its Affiliates (and not the Group Companies).

Section 11.12    Disclosure Schedules. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedule is not intended to imply that such amounts (or higher or lower amounts) or such items are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule in any dispute, claim, or controversy as to whether any obligation, item, or matter not described herein or included in the Disclosure Schedule is or is not material for purposes of this Agreement. Any item of information, matter, or document disclosed or referenced in, or attached to, the Disclosure Schedule shall not (a) be used as a basis for interpreting the terms “material,” “Material Adverse Change,” “Material Adverse Effect” or other similar terms in this Agreement or to establish a standard of materiality, (b) represent a determination that such item or matter did not arise in the ordinary course of business, or (c) constitute, or be deemed to constitute, an admission to any third party concerning such item or matter. The inclusion of any item or matter in any part of the Disclosure Schedule with respect to a representation and warranty shall also be deemed to be an inclusion for the purposes of any other representation and warranty to which it is readily apparent on its face that such item or matter relates.

Section 11.13     Specific Performance. Each party agrees that the other would suffer irreparable damage if any provision of this Agreement were not performed by it in accordance with the terms hereof and that each party shall be entitled to specific performance of the terms hereof. Such remedy shall not be deemed to be the exclusive remedy for a breach by a party of this Agreement but shall be in addition to all other remedies available at law or equity and neither party shall be required to post a bond in connection with it seeking such equitable relief.

Section 11.14     Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

[Signature page follows]

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IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

SAFARILAND, LLC

By:	/s/ Blaine Browers
Name: Blaine Browers
Title: Chief Financial Officer

CYALUME TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Robert Nobile
Name: Robert Nobile
Title: Chief Financial Officer

(Signature Page to Stock Purchase Agreement)